As filed with the Securities and Exchange Commission on March 10, 1995

                                          Registration Statement No. 33-57407




                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                                 ----------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-2
                           REGISTRATION STATEMENT
                                    UNDER
                         THE SECURITIES ACT OF 1933
                                ------------


                         TOWN & COUNTRY CORPORATION
           (Exact Name of Registrant as Specified in its Charter)

    Massachusetts                                   04-2384321
(State or other jurisdiction of (I.R.S. Employer Identification Number) incorporation or organization)

                                ------------

                                                 C. WILLIAM CAREY
                                                     President
                                            Town & Country Corporation
   25 Union Street                                25 Union Street
Chelsea, Massachusetts 02150               Chelsea, Massachusetts 02150
   (617) 884-8500                                 (617) 884-8500
 (Address, including zip code,       (Name, address, including zip code, and
     and telephone number,             and telephone, including area code of
including area code, of registrant's             agent for service)
 principal executive offices)
                                 Copies to:

                           RICHARD E. FLOOR, P.C.
                           Goodwin, Procter & Hoar
                               Exchange Place
                              Boston, MA 02109
                               (617) 570-1000

                                ------------

    Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, check the following box.    X

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box.


    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                        TOWN & COUNTRY CORPORATION

                           CROSS REFERENCE SHEET

                 Pursuant to Item 501(b) of Regulation S-K

            Showing Location in Prospectus and Proxy Statement
               of Information Required by Items of Form S-2

Form S-2 Item Number of Caption               Location or Heading in Prospectus

A. INFORMATION ABOUT THE TRANSACTION

  1. Forepart of Registration Statement
     and Outside Front Cover Page of Prospectus    Outside Front Cover Page

  2. Inside Front and Outside Back
     Cover Pages of Prospectus                    Available Information; Inside Front and Outside Back
                                                  Cover Pages of Prospectus; Table of Contents

  3. Summary Information, Risk Factors
     and Ratio of Earnings to Fixed Charges       Risk Factors; Pro Forma Condensed Consolidated
                                                  Financial Data; Selected Historical and Supplemental
                                                  Consolidated Financial Data

  4. Use of Proceeds                               Selling Shareholders

  5. Determination of Offering Price               *

  6. Dilution                                      *

  7. Selling Security Holders                      Selling Shareholders

  8. Plan of Distribution                          Plan of Distribution

  9. Description of Securities to be Registered    Description of the Convertible Preferred Stock;
                                                   Description of Capital Stock

 10. Interests of Named Experts and Counsel        Legal Opinions; Experts

 11. Information With Respect to the Registrant    The Company

 12. Incorporation of Certain Information by
       Reference                                  Incorporation of Certain Documents by Reference

 13. Disclosure of Commission Position on
     Indemnification for Securities Act Liabilities   *

- ----------------

* Omitted since the Item is not applicable.

               Subject to Completion Dated March 10, 1995


PROSPECTUS
                        Town & Country Corporation

              4,000,000 Shares of Convertible Preferred Stock
                                    and
                 8,000,000 Shares of Class A Common Stock

                          ----------------------

        This Prospectus relates to the sale by certain shareholders (the "Selling Shareholders") of Town & Country Corporation (the "Company") of (i) up to 4,000,000 shares of the Company's convertible redeemable preferred stock, par value $1.00 per share (the "Convertible Preferred Stock") and (ii) up to 8,000,000 shares of the Company's Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), issuable upon conversion of the Convertible Preferred Stock. In a private placement completed on November 23, 1994 (the "Issuance Date"), an aggregate of 2,381,038 shares of Convertible Preferred Stock were issued to the Selling Shareholders to induce them to exercise their right to exchange their shares of the Company's exchangeable preferred stock, par value $1.00 per share (the "Exchangeable Preferred Stock"), for shares of common stock, par value $0.01 per share, of Little Switzerland, Inc. (the "Little Switzerland Common Stock") held in a trust for the benefit of the holders of the Exchangeable Preferred Stock. Because additional shares of Convertible Preferred Stock may be issued by the Company in lieu of the payment of cash dividends on such stock, this Prospectus covers the resale both of shares of Convertible Preferred Stock issued to the Selling Shareholders on the Issuance Date and shares of Convertible Preferred Stock which may be issued in the future in lieu of cash dividend payments, as well as the shares of Class A Common Stock into which all such shares of Convertible Preferred Stock are convertible (all such shares of Convertible Preferred Stock together with the shares of Class A Common Stock issuable upon conversion thereof are hereinafter referred to as the "Securities").

                          ----------------------

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
"SEE  RISK FACTORS."

                          ----------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
          REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          ----------------------

              The date of this Prospectus is _________, 1995

The Recapitalization

        As a result of financial difficulties which the Company experienced during its fiscal years ended February 29, 1992 and February 28, 1993, the Company proposed a recapitalization (the "Recapitalization") which was consummated on May 14, 1993. The Recapitalization consisted of the following components: (i) the execution of a new revolving credit agreement with Foothill Capital Corporation ("Foothill") which provides the Company with senior secured financing in an amount of up to $30,000,000 (the "New Credit Agreement"); (ii) the execution of new gold consignment agreements (the "New Gold Agreements," together with the New Credit Agreement, the "Revised Debt Agreements") with its gold suppliers (the "Gold Suppliers") which provided the Company with an aggregate gold consignment availability of up to 100,000 troy ounces; (iii) the sale (the "Secured Debt Offering") of $30 million principal amount of the Company's 11 1/2% Senior Secured Notes due September 15, 1997 (the "New Senior Secured Notes") for cash to holders of the Company's 13% Senior Subordinated Notes due December 15, 1998 (the "Old 13% Notes") and the Company's 10 1/4% Subordinated Notes due July 1, 1995 (the "Old 10 1/4% Notes"); (iv) the offer to exchange (a) $478.96 principal amount of the Company's 13% Senior Subordinated Notes due May 31, 1998 (the "New Senior Subordinated Notes"), $331.00 of Exchangeable Preferred Stock, and 89.49 shares of the Company's Class A Common Stock, for each $1,000 principal amount of outstanding Old 13% Notes and (b) $408.11 principal amount of New Senior Subordinated Notes, $282.04 of Exchangeable Preferred Stock and 76.25 shares of Class A Common Stock for each $1,000 principal amount of outstanding Old 10 1/4% Notes (the "Exchange Offers"); (v) the solicitation of consents to amend certain terms of the indentures pursuant to which the Old 13% Notes and the Old 10 1/4% Notes were issued; (vi) the amendment of certain provisions of the Industrial Revenue Bonds (the "IRBs") related to the Company's manufacturing facility in New York, New York and (vii) the approval by the Company's stockholders of (a) an amendment to the Company's Articles of Organization to increase the number of authorized shares of Class A Common Stock from 20,000,000 to 40,000,000, (b) pursuant to the requirements of the American Stock Exchange on which the Class A Common Stock is listed, the issuance of up to 11,399,905 shares of Class A Common Stock as part of the Recapitalization and (c) the issuance by the Company of options to purchase an aggregate of 1,500,000 shares of Class A Common Stock at an exercise price of $2.75 per share to members of senior management in connection with the consummation of the Recapitalization as required by the AMEX rules. Holders of $89,590,000 or 92.8% of the aggregate principal amount of Old 13% Notes and holders of $25,905,000 or 98.3% of the aggregate principal amount of Old 10 1/4% Notes tendered their notes pursuant to the Exchange Offers. Thus, in connection with the Exchange Offers, the Company issued $53,480,900 of New Senior Subordinated Notes, $36,960,190.45 (2,533,255 shares) of Exchangeable Preferred Stock and 9,992,648 shares of Class A Common Stock to holders of Old Notes.


        The Company recently entered into an amendment to the New Gold Agreements to reduce the aggregate gold consignment availability under such agreements to approximately 73,000 troy ounces as of February 1, 1995. See "The Revised Debt Agreements--New Gold Agreements." Pursuant to the terms of the New Senior Secured Notes, the Company has redeemed an aggregate of $14 million in principal amount of New Senior Secured Notes. At January 29, 1995, approximately $16 million in aggregate principal amount of New Senior Secured Notes were outstanding. See "Description of Outstanding Debt Securities--New Senior Secured Notes." Pursuant to the terms of the New Senior Subordinated Notes, the Company has paid the first three semiannual installments of interest, and currently intends to pay the fourth installment, on the New Senior Subordinated Notes through the issuance of such additional New Senior Subordinated Notes. At January 29, 1995, approximately $65 million in aggregate principal amount of New Senior Subordinated Notes were outstanding. See "Description of Outstanding Debt Securities--New Senior Subordinated Notes."


The Private Placement




        In the third quarter of fiscal 1995, management determined that it was in the best interests of the Company and its stockholders to reduce its exposure to the financial and market performance of Little Switzerland. To reduce its exposure to Little Switzerland, the Company believed that it had to encourage holders of Exchangeable Preferred Stock to exercise their exchange rights for shares of Little Switzerland Common Stock. Accordingly, on November 4, 1994, the Company made an offer to certain holders of Exchangeable Preferred Stock to issue to such holders one share of Convertible Preferred Stock for each share of Exchangeable Preferred Stock which they exchanged for shares of Little Switzerland Common Stock. Holders of 2,381,038 shares of Exchangeable Preferred Stock, representing approximately 94% of the outstanding shares of Exchangeable Preferred Stock, accepted this offer and exchanged their shares of Exchangeable Preferred Stock for an aggregate of 2,381,038 shares of Little Switzerland Common Stock. In connection with such exchange, the Company issued to such holders an aggregate of 2,381,038 shares of Convertible Preferred Stock in a private placement (the "Private Placement") pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 506 promulgated thereunder. As part of this private placement, the Company agreed to file a registration statement under the Securities Act with respect to the shares of Convertible Preferred Stock (and the shares of Class A Common Stock into which such shares are convertible) issued to the Selling Shareholders. The Private Placement and the exchange of Exchangeable Preferred Stock for Little Switzerland Common Stock resulted in a noncash, nonrecurring gain of approximately $17 million, net of the estimated fair value of the Convertible Preferred Stock issued by the Company.





(Cover continued on next page)


                                                       (ii)

The Convertible Preferred Stock

        Pursuant to the certificate of vote of directors establishing the Convertible Preferred Stock (the "Certificate of Designation"), the Board of Directors of the Company is authorized initially to issue up to 2,533,255 shares of Convertible Preferred Stock and thereafter may issue additional shares of Convertible Preferred Stock solely as payment in lieu of cash dividends payable thereon. Each share of Convertible Preferred Stock has a liquidation preference of $6.50, plus accrued and unpaid dividends (the "Liquidation Value"), as adjusted to reflect subdivisions, combinations, reclassifications, stock dividends, stock splits or similar events relating to the Convertible Preferred Stock. The Convertible Preferred Stock is senior to all Junior Stock (as defined) including Class A Common Stock and the Company's Class B Common Stock, par value $0.01 per share, is junior to the Exchangeable Preferred Stock and is subordinate in right of payment to all indebtedness of the Company. As of January 29, 1995, there were 152,217 shares of Exchangeable Preferred Stock outstanding. As of January 29, 1995, the Convertible Preferred Stock was subordinate to approximately $105 million of indebtedness of the Company (excluding indebtedness to trade creditors). As of January 29, 1995, the amount of such outstanding indebtedness to trade creditors was approximately $18 million. The Convertible Preferred Stock also is subordinate to additional indebtedness of up to $30,000,000 under the New Credit Agreement and of up to approximately 73,000 troy ounces under the New Gold Agreements. As of January 29, 1995, the amount of indebtedness outstanding under the New Credit Agreement and New Gold Agreements was approximately $16 million and approximately 68,000 troy ounces, respectively. See "Description of the Convertible Preferred Stock--Ranking."

        Holders of the shares of Convertible Preferred Stock are entitled to receive, when and as declared by the Board of Directors of the Company, cumulative cash dividends at the rate of 6% per annum of the Liquidation Value thereof. Dividends on the Convertible Preferred Stock are payable semiannually on each March 1st and September 1st after the issuance date. The amount of accrued and unpaid dividends is added to the Liquidation Value. Because the Company is prohibited from paying cash dividends on the Convertible Preferred Stock by the terms of the Revised Debt Agreements, the New Senior Secured Notes, the New Senior Subordinated Notes and the Exchangeable Preferred Stock, the Company shall issue additional shares of Convertible Preferred Stock in lieu of cash dividends. See "Risk Factors--Dividend Restrictions" and "Description of the Convertible Preferred Stock--Dividends."

        Except as set forth below, the Company may not redeem the Convertible Preferred Stock until November 23, 1995, the first anniversary of the Issuance Date (the "First Anniversary Date"). Thereafter, the Company may redeem the Convertible Preferred Stock, in whole at any time or in part from time to time, at a price equal to 104% of Liquidation Value, if redeemed during the twelve month period beginning on the First Anniversary Date, and thereafter at prices declining annually to 100% of Liquidation Value on or after November 23, 1997. The Company shall pay the redemption price by delivering cash, but may elect to pay accrued but unpaid dividends on shares of Convertible Preferred Stock to be redeemed by delivering additional shares of Convertible Preferred Stock in lieu of cash dividends, which shares automatically shall be converted into shares of Class A Common Stock. The Revised Debt Agreements, the New Senior Secured Notes, the New Senior Subordinated Notes and the Exchangeable Preferred Stock place restrictions on the Company's ability to redeem shares of Convertible Preferred Stock. See "Description of the Convertible Preferred Stock--Redemption."

        At any time, a holder of a share of Convertible Preferred Stock may convert such share into two shares of Class A Common Stock (the "Conversion Rate"). In the event that the Sale Price (as defined) of Class A Common Stock shall equal or exceed $3.25 per share for 30 consecutive trading days, the Company may require that all outstanding shares of Convertible Preferred Stock be converted into shares of Class A Common Stock at the then-applicable Conversion Rate. See "Description of the Convertible Preferred Stock--Conversion."

        A holder of a share of Convertible Preferred Stock is entitled to vote on all matters on which the holders of Class A Common Stock are entitled to vote. Each share of Convertible Preferred Stock shall have the number of votes equal to the number of shares of Class A Common Stock into which such share is then convertible. See "Description of the Convertible Preferred Stock--Voting Rights."

Holding Company Structure

        The New Senior Secured Notes, the New Senior Subordinated Notes, the Exchangeable Preferred Stock and the Convertible Preferred Stock are obligations of the Company. Because a significant portion of the operations of the Company are, and in the future are likely to be, conducted through subsidiaries, the cash flow and the

(Cover continued on next page)

                                                       (iii)
consequent ability to service debt of the Company, including the New Senior Secured Notes, the New Senior Subordinated Notes, the Exchangeable Preferred Stock and the Convertible Preferred Stock, will be dependent upon the earnings of the Company or the payment of dividends to the Company by its subsidiaries. The payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations.

The Convertible Preferred Stock is subordinate in all respects (including upon any voluntary or involuntary bankruptcy, liquidation, dissolution, or winding up of the Company) to all existing and future indebtedness of the Company. See "Description of the Convertible Preferred Stock--Ranking."

                                         (End of cover page)


                                                       (iv)

                                               AVAILABLE INFORMATION

        The Company has filed a Registration Statement on Form S-2 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus which constitutes part of the Registration Statement, omits certain information, exhibits and undertakings contained (or to be contained) in the Registration Statement. Such additional information, exhibits and undertakings can be inspected at and obtained from the Commission in the manner set forth below. For further information with respect to the securities offered hereby and the Company, reference is made to the Registration Statement, and the financial schedules and exhibits filed as a part thereof. Statements contained in this Prospectus as to the terms of any contract or other document are not necessarily complete, and, in each case, reference is made to the copy of each such contract or other document that has been filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

        The Company is subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information filed with the Commission, as well as the Registration Statement, and the exhibits thereto, can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies of such material also can be obtained from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The shares of the Company's Class A Common Stock are listed and traded on the American Stock Exchange. Thus, such reports, proxy and information statements and other information concerning the Company also can be inspected at the American Stock Exchange offices at 86 Trinity Place, New York, NY 10006-1881. Such reports, proxy and information statements, and other information may also be obtained from the Company, 25 Union Street, Chelsea, Massachusetts 02150, telephone number (617) 884-8500;
Attention: Manager of Corporate Communications.

                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


        The Company's Annual Report on Form 10-K for the fiscal year ended February 27, 1994, the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended May 29, August 28 and November 27, 1994, the Company's Current Reports on Form 8-K dated November 4 and November 23, 1994, and all other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since February 27, 1994, are hereby incorporated by reference into this Prospectus.


        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been incorporated into this Prospectus by reference (other than exhibits to such documents). Requests for such copies should be directed to the Company, 25 Union Street, Chelsea, Massachusetts 02150, Attention: Manager of Corporate Communications, telephone number (617) 884-8500.

                             TABLE OF CONTENTS

                                                                       Page

THE COMPANY. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5

RISK FACTORS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7

    Financial Considerations . . . . . . . . . . . . . . . . . . . . . .  7
    Certain Bankruptcy Law Considerations. . . . . . . . . . . . . . . .  8
    Lack of Established Market . . . . . . . . . . . . . . . . . . . . .  8
    Dividend Restrictions. . . . . . . . . . . . . . . . . . . . . . . .  8
    Ranking of Convertible Preferred Stock . . . . . . . . . . . . . . .  9
    Holding Company Structure. . . . . . . . . . . . . . . . . . . . . .  9

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA. . . . . . . . . . . . . 11

DESCRIPTION OF CONVERTIBLE PREFERRED STOCK . . . . . . . . . . . . . . . 23

    General. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23
    Ranking. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23
    Certain Bankruptcy Limitations . . . . . . . . . . . . . . . . . . . 23
    Dividends. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23
    Liquidation Rights . . . . . . . . . . . . . . . . . . . . . . . . . 24
    Redemption . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 24
    Conversion . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 25
    Consolidation, Merger, and Sale of Assets. . . . . . . . . . . . . . 26
    Voting Rights. . . . . . . . . . . . . . . . . . . . . . . . . . . . 26
    Other Miscellaneous Matters. . . . . . . . . . . . . . . . . . . . . 27

THE REVISED DEBT AGREEMENTS. . . . . . . . . . . . . . . . . . . . . . . 28

    New Credit Agreement . . . . . . . . . . . . . . . . . . . . . . . . 28
    New Gold Agreements. . . . . . . . . . . . . . . . . . . . . . . . . 28

DESCRIPTION OF OUTSTANDING DEBT SECURITIES . . . . . . . . . . . . . . . 29

    New Senior Secured Notes . . . . . . . . . . . . . . . . . . . . . . 29
    New Senior Subordinated Notes. . . . . . . . . . . . . . . . . . . . 29
    Exchangeable Preferred Stock . . . . . . . . . . . . . . . . . . . . 30

SELLING SHAREHOLDERS . . . . . . . . . . . . . . . . . . . . . . . . . . 33

PLAN OF DISTRIBUTION . . . . . . . . . . . . . . . . . . . . . . . . . . 36

DESCRIPTION OF CAPITAL STOCK . . . . . . . . . . . . . . . . . . . . . . 37

    Preferred Stock. . . . . . . . . . . . . . . . . . . . . . . . . . . 37
    Common Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . 37
    Registration Rights. . . . . . . . . . . . . . . . . . . . . . . . . 38
    Massachusetts Anti-Takeover Laws and Certain Provisions of the
    Articles and By-Laws . . . . . . . . . . . . . . . . . . . . . . . . 38
    Indemnification; Limitation of Liability . . . . . . . . . . . . . . 39

MATERIAL FEDERAL INCOME TAX CONSEQUENCES . . . . . . . . . . . . . . . . 40

    General. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 40
    Tax Consequences of Holding Stock. . . . . . . . . . . . . . . . . . 40

LEGAL OPINIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 47

EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 48

                              --------------

    No person is authorized to give any information or to make any representation in connection with the Recapitalization other than those contained in this Prospectus and, if given or made, such information or representation must not be relied upon. This Prospectus does not constitute an offer to sell or an offer to exchange or a solicitation of an offer to sell or exchange any securities, other than the securities covered by this Prospectus, by the Company or any other person or any offer to sell, or an offer to exchange or solicitation of an offer to sell or exchange such securities, or the solicitation of any consent, in any jurisdiction to or from any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale or exchange made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company or in the information set forth herein since the date hereof.

                                THE COMPANY

        Town & Country Corporation, a Massachusetts corporation (collectively with its consolidated subsidiaries unless the context otherwise requires, the "Company"), designs, manufactures, and markets an extensive collection of fine jewelry and recognition products in the United States and internationally. The Company consists of six operating entities: the parent company, Town & Country Corporation, headquartered in Chelsea, Massachusetts; its majority-owned subsidiary Essex International Company Limited, a Thailand company, and its affiliates ("Essex"); and the Company's wholly-owned subsidiaries, Anju Jewelry Limited, a Hong Kong company and its subsidiaries ("Anju"); Gold Lance, Inc. ("Gold Lance"), located in Houston, Texas; L.G. Balfour Company, Inc. ("Balfour"), headquartered in North Attleboro, Massachusetts; and Town & Country Fine Jewelry Group, Inc. ("T&C Fine Jewelry"), located in Chelsea, Massachusetts. The Company was incorporated under the laws of the Commonwealth of Massachusetts in 1965 and has been a public company since 1985. Its principal executive offices are located at 25 Union Street, Chelsea, Massachusetts 02150, and its telephone number at that location is (617) 884-8500.


        Additional information with respect to the Company, including audited financial statements for the fiscal year ended February 27, 1994, may be found in the Company's Annual Report on Form 10-K for the fiscal year ended February 27, 1994, and the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended May 29, August 28 and November 27, 1994, copies of which are being delivered herewith.


        Commencing in the fiscal year ended February 28, 1991 ("fiscal 1991"), the operations and financial results of the Company were materially and adversely affected by factors influencing the jewelry industry in general and the Company in particular. The decline in the Company's net sales from fiscal 1991 through the fiscal year ended February 28, 1993 ("fiscal 1993"), was due primarily to the economic recession, which had a negative impact on the retail sector of the jewelry industry that the Company supplies. During that period, several of the Company's important customers experienced financial difficulties, including the Company's largest customer, Zale Corporation (together with its subsidiaries and affiliates, the "Zale Companies"), which filed for bankruptcy in January 1992. As a result of the foregoing factors, the Company experienced declining net sales and operating results during fiscal 1991, fiscal 1992, and fiscal 1993. In this regard, the Company experienced a net loss of approximately $19 million for the fiscal year ended February 29, 1992 ("fiscal 1992"), and a net loss of approximately $47 million for fiscal 1993.

        The Company's financial performance for fiscal 1992 and fiscal 1993 and the requirement to reclassify and revalue its exposure to the Zale Companies as a result of the Zale Companies' bankruptcy caused the Company to be in default under its then existing revolving credit agreement (the "Old Credit Agreement") and its then existing gold consignment agreements (the "Old Gold Agreements"). In addition, as a result of its financial difficulties, the Company did not make the interest payments due on December 15, 1992 on its 13% Senior Subordinated Notes due December 15, 1998 (the "Old 13% Notes") and on January 1, 1993 on its 10 1/4% Subordinated Notes due July 1, 1995 (the "Old 10 1/4% Notes," together with the Old 13% Notes, the "Old Notes"), and was thus in default under the indentures for the Old Notes.

        As a result of the financial difficulties which the Company experienced during fiscal 1992 and fiscal 1993, the Company proposed a recapitalization (the "Recapitalization") which was consummated on May 14, 1993. The Recapitalization consisted of the following components: (i) the execution of a new revolving credit agreement with Foothill Capital Corporation ("Foothill") which provides the Company with senior secured financing in an amount of up to $30,000,000 (the "New Credit Agreement"); (ii) the execution of new gold consignment agreements (the "New Gold Agreements," together with the New Credit Agreement, the "Revised Debt Agreements") with its gold consignors (the "Gold Suppliers") which provided the Company with an aggregate gold consignment availability of up to 100,000 troy ounces; (iii) the sale of $30 million principal amount of the Company's 11 1/2% Senior Secured Notes due September 15, 1997 (the "New Senior Secured Notes") for cash to holders of Old Notes (the "Secured Debt Offering"); (iv) the offer to exchange (a) $478.96 principal amount of the Company's 13% Senior Subordinated Notes due May 31, 1998 (the "New Senior Subordinated Notes"), $331.00 of the Company's Exchangeable Preferred Stock, par value $1.00 per share (the "Exchangeable Preferred Stock"), and 89.49 shares of the Company's Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), for each $1,000 principal amount of outstanding Old 13% Notes and (b) $408.11 principal amount of New Senior Subordinated Notes, $282.04 of Exchangeable Preferred Stock and 76.25 shares of Class A Common Stock for each $1,000 principal amount of outstanding

Old 10 1/4% Notes (the "Exchange Offers"); (v) the solicitation of consents to amend certain terms of the indentures pursuant to which the Old 13% Notes and the Old 10 1/4% Notes were issued; (vi) the amendment (the "IRB Amendments") of certain provisions of the Industrial Revenue Bonds (the "IRBs") related to the Company's manufacturing facility in New York, New York; and (vii) the approval by the Company's stockholders of (a) an amendment to the Company's Articles of Organization to increase the number of authorized shares of Class A Common Stock from 20,000,000 to 40,000,000, (b) pursuant to the requirements of the American Stock Exchange (the "AMEX") on which the Class A Common Stock is listed, the issuance of up to 11,399,905 shares of Class A Common Stock as part of the Recapitalization, and (c) the issuance by the Company of options to purchase an aggregate of 1,500,000 shares of Class A Common Stock at an exercise price of $2.75 per share to members of senior management in connection with the consummation of the Recapitalization as required by the AMEX rules. Holders of $89,590,000 or 92.8% of the aggregate principal amount of Old 13% Notes and holders of $25,905,000 or 98.3% of the aggregate principal amount of Old 10 1/4% Notes tendered their notes pursuant to the Exchange Offers. Thus, in connection with the Exchange Offers, the Company issued $53,480,900 of New Senior Subordinated Notes, $36,960,190.45 (2,533,255 shares) of Exchangeable Preferred Stock, and 9,992,648 shares of Class A Common Stock to holders of Old Notes.

        To address seasonality needs, during the fiscal year ending February 26, 1995 the Company entered into an amendment to the New Credit Agreement to increase the maximum amount available under the New Credit Agreement from $30,000,000 to $35,000,000 during the months of August through December 1994. The Company also entered into an amendment to the New Credit Agreement and the New Gold Agreements to modify the consolidated tangible net worth covenant contained in those agreements. This covenant previously provided that the Company was required to maintain consolidated tangible net worth of $38,000,000 through February 27, 1994 and $43,000,000 thereafter. As amended, the covenant provides that the Company will maintain consolidated tangible net worth of $40,000,000 from July 1, 1994 through November 26, 1994, and $43,000,000 thereafter. Finally, the Company recently entered into an amendment to the New Gold Agreements to reduce the aggregate gold consignment availability under such agreements to approximately 73,000 troy ounces as of February 1, 1995.

        Pursuant to the terms of the New Senior Secured Notes, the Company has redeemed an aggregate of $14 million principal amount of New Senior Secured Notes since their issuance on May 14, 1993. At January 1, 1995, approximately $16 million in aggregate principal amount of New Senior Secured Notes were outstanding. See "Description of Outstanding Debt Securities--New Senior Secured Notes." Pursuant to the terms of the New Senior Subordinated Notes, the Company has paid the first three semiannual installments of interest, and currently intends to pay the fourth installment, on the New Senior Subordinated Notes through the issuance of additional New Senior Subordinated Notes. At January 1, 1995, approximately $65 million in aggregate principal amount of New Senior Subordinated Notes were outstanding. See "Description of Outstanding Debt Securities--New Senior Subordinated Notes."

        On November 4, 1994, the Company made an offer to certain holders of the Exchangeable Preferred Stock to issue to such holders one share of the Company's convertible preferred stock, par value $1.00 per share (the "Convertible Preferred Stock"), for each share of Exchangeable Preferred Stock which they exchanged for shares of common stock of Little Switzerland, Inc. (the "Little Switzerland Common Stock"). Holders of 2,381,038 shares of Exchangeable Preferred Stock, representing approximately 94% of the outstanding shares of Exchangeable Preferred Stock, accepted this offer and exchanged their shares of Exchangeable Preferred Stock for an aggregate of 2,381,038 shares of Little Switzerland Common Stock. In connection with such exchange, the Company issued to such holders (the "Selling Shareholders") an aggregate of 2,381,038 shares of Convertible Preferred Stock in a private placement (the "Private Placement") pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 506 promulgated thereunder. As part of this private placement, the Company agreed to file a registration statement under the Securities Act with respect to the shares of Convertible Preferred Stock and the shares of Class A Common Stock into which such shares are convertible (collectively, the "Securities") issued to the Selling Shareholders.


       The Private Placement was completed for two reasons. First, the Company wanted to reduce its exposure to the financial and market performance of Little Switzerland. The holders of Exchangeable Preferred Stock had the right to exchange such shares for shares of Little Switzerland Common Stock held in a trust for the benefit of such holders and the Company. The Company, however, had the right to vote and receive cash dividends on such shares. See "Description of Outstanding Debt Securities-Exchangeable Preferred Stock." To reduce its exposure to Little Switzerland, the Company believed that it had to encourage holders of Exchangeable Preferred Stock to exercise their exchange rights. Second, because the carrying value of the Company's investment in Little Switzerland was substantially less than the recorded value of the Exchangeable Preferred Stock, the retirement of a substantial portion of such stock resulted in a nonrecurring, noncash gain of approximately $17 million, net of the estimated fair value of the Convertible Preferred Stock issued by the Company as an inducement.

                              RISK FACTORS
        The purchase of Convertible Preferred Stock and Class A Common Stock is subject to a number of material risks, including those enumerated below. Before purchasing any shares of Convertible Preferred Stock or Class A Common Stock, a person should carefully consider the following risk factors, together with all of the other information set forth in this Prospectus.

Financial Considerations

        Changing Industry.

        In recent years, the jewelry industry has undergone numerous changes. The number of traditional retail jewelry outlets, such as mall-based stores, is being reduced as alternative distribution channels (e.g., television shopping networks, warehouse clubs, and discount department stores) have gained market share. In addition, the jewelry industry is sensitive to general economic conditions and has been materially and adversely affected by the recent economic recession. This recession led to a decrease in consumer spending for jewelry and reduced purchases by large jewelry retailers and other customers of the Company. Several of the Company's important customers have experienced severe financial difficulties due to the economic recession and sought to reduce inventory purchases in an effort to conserve cash. In addition, a significant portion of the Company's business is with companies with high debt to equity ratios. Specifically, the Company's largest customers, representing 29% of sales through December 1994, have an average debt to equity ratio which is 3.5x their industry average per Dun & Bradstreet. These factors adversely affected the Company's business and results of operations during recent years and may continue to do so in the future.

        Operating Results.

       The Company's net sales were $222 million for the nine months ended November 27, 1994, as compared to $210 million and $206 million for the corresponding periods in fiscal 1994 and fiscal 1993, respectively. The sales increases have primarily been in lower margin fine jewelry sales to discount department stores. The Company had a loss from operations of $88,000 for the nine months ended November 27, 1994, as compared to income from operations of $14 million and $6 million for the corresponding periods in fiscal 1994 and fiscal 1993, respectively. The Company had net income of $7 million and $2 million for the nine months ended November 27, 1994 and the corresponding period in fiscal 1994, respectively, and a net loss of $12 million for the corresponding period in fiscal 1993. In addition to the lower margin sales, the Company's operations in fiscal 1995 have been adversely affected by decreasing demand and higher operating costs in its direct response distribution business of licensed sports and other specialty products. Fiscal 1995 benefited by a $17 million gain from the exchange of Exchangeable Preferred Stock for shares of Little Switzerland Common Stock and the issuance of Convertible Preferred Stock and from a $2 million reduction in interest as a result of the Recapitalization. Gross profit margin increased in fiscal 1994 due to the then growing direct response business, cost reductions from the fine jewelry restructuring and lower interest from the Recapitalization. Through nine months of fiscal 1993, $4 million of recapitalization charges had been recorded.

        The Company's net sales were $277 million in fiscal 1994, $270 million in fiscal 1993, and $272 million in fiscal 1992. The Company's income from operations was $17 million in fiscal 1994, $280,000 in fiscal 1993, and a loss from operations of $49 million in fiscal 1992. The Company had net income of $3 million in fiscal 1994, a net loss of $47 million in fiscal 1993 and a net loss of $19 million in fiscal 1992. Fiscal 1994 had increased gross profit margin from the growing direct response business, cost reductions from the fine jewelry restructuring and lower interest from the Recapitalization. In fiscal 1993, the Company recorded a $5 million charge related to the New York facility, a $14.5 milion charge related to the disposal of certain assets, and a $14.4 million charge related to the Recapitalization. Fiscal 1992 included restructuring charges of $31 million and a charge of $13 million related to the Zale bankruptcy offset by a gain from nonrecurring items of $51 million.

        Zale Bankruptcy.

        The Company's largest customer for a number of years has been the Zale Corporation and its affiliated companies, including Gordon Jewelry Corporation. Sales to the Zale Companies were approximately $33 million or 12% of consolidated sales in fiscal 1994 compared to $38 million or 14% of consolidated sales in fiscal 1993 and $44 million or 16% of consolidated sales in fiscal 1992. On July 30, 1993, this group of companies completed a reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court and emerged from bankruptcy as Zale Delaware, Inc. ("Zale").

        The Company reached agreement with the new Zale concerning the Company's claim of approximately $40 million, filed with the Bankruptcy Court,representing the net outstanding balance of trade accounts receivable and the wholesale value of the consignment inventory as of the date of Zale's bankruptcy petition.

        The Company's Consolidated Financial Statements at February 28, 1992, originally reflected a net valuation for the claim of approximately $13 million, which was classified as Other Assets in the Consolidated Balance Sheets, due to the uncertainty of the timing of a final settlement. The Company has subsequently received proceeds from Zale and from liquidation of claim assets of approximately $11.7 million. The Consolidated Financial Statements at November 27, 1994, reflect a net valuation of approximately $1.3 million, representing management's estimate of the value of the remaining claim related assets.

        The Company continues to conduct business with Zale.

Certain Bankruptcy Law Considerations

        If the Company were to seek protection or become the subject of a filing of an involuntary petition for relief under the Bankruptcy Code, the ability of the holders of Convertible Preferred Stock and Class A Common Stock to recover their investment could be significantly impaired. Given the risks inherent in the bankruptcy process, including the potential deterioration of the business of a company during a bankruptcy case and the additional administrative expenses associated with a bankruptcy case, it is not possible to determine what percentage, if any, of their investment holders of the various securities would be likely to recover in a bankruptcy case. Ultimate recovery would depend, among other things, on whether the Company is reorganized or liquidated, the impact of a bankruptcy case upon the business of the Company, the treatment of the debt and preferred stock in a plan of reorganization, and the length of time necessary to complete the reorganization process or the liquidation.

        The Convertible Preferred Stock and the Class A Common Stock, as with all other classes and series of capital stock of the Company, are subordinate with respect to the distribution of assets of the Company upon any voluntary or involuntary bankruptcy, liquidation, dissolution or winding up of the Company, to all existing and future indebtedness of the Company, and its subsidiaries, including indebtedness under the Revised Debt Agreements, the IRBs, the New Senior Secured Notes, the New Senior Subordinated Notes, and the Old Notes, and are subordinate to the Exchangeable Preferred Stock.

Lack of Established Market

        The Convertible Preferred Stock is not listed on any securities exchange, and there can be no assurance that a market will develop for the Convertible Preferred Stock or, if a market develops, that such market will be liquid. To the knowledge of the Company, no person intends to make a market in the Convertible Preferred Stock. In addition, no person is obligated to do so, and any person who does so may discontinue such activity at any time without notice. Accordingly, no assurance can be given that a holder of the Convertible Preferred Stock will be able to sell such stock in the future or as to the price at which such sale may occur. Moreover, to the extent that it trades at all, the Convertible Preferred Stock may trade at a substantial discount from its liquidation value. The extent to which the Convertible Preferred Stock trades at a discount from its liquidation value will depend on, among other things, the financial performance of the Company. In addition, because the Convertible Preferred Stock is convertible under certain circumstances for shares of Class A Common Stock, the prices at which the Convertible Preferred Stock may trade in the market, if it trades at all, is likely to be affected by the market price from time to time of Class A Common Stock.

Dividend Restrictions

        The payment of cash dividends on the Convertible Preferred Stock is prohibited by the Revised Debt Agreements, the New Senior Secured Notes, the New Senior Subordinated Notes, the IRB Amendments, and the Exchangeable Preferred Stock. In lieu of the payment of cash dividends on the Convertible Preferred Stock, the Company is authorized to issue additional shares of Convertible Preferred Stock having an aggregate liquidation value equal to the amount of such cash dividends. See "Description of the Convertible Preferred Stock--Dividends." The payment of dividends on the Company's Class A Common Stock and Class B Common Stock, par value $0.01 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), is prohibited by the Revised Debt Agreements, the New Senior Secured Notes, the New Senior Subordinated Notes, the IRB Amendments, the Exchangeable Preferred Stock, and the Convertible Preferred Stock. No dividends have ever been declared on shares of Common Stock, and as a result of the foregoing restrictions and the Company's financial condition, the Company does not anticipate paying cash dividends on shares of Common Stock in the foreseeable future.

Ranking of Convertible Preferred Stock



        The Convertible Preferred Stock is subordinate to the prior payment when due of the principal and premium, if any, and interest on all future and existing indebtedness of the Company and is subordinate, with respect to payment of dividends and distribution of assets on liquidation, to the Exchangeable Preferred Stock. As of January 29, 1995, the Convertible Preferred Stock was subordinate to approximately $105 million of indebtedness (excluding indebtedness to trade creditors) of the Company. As of January 29, 1995, the amount of indebtedness to trade creditors outstanding was approximately $18 million. The Convertible Preferred Stock also is subordinate to additional indebtedness of up to $30,000,000 and of up to approximately 73,000 troy ounces under the New Credit Agreement and the New Gold Agreements, respectively. As of January 29, 1995, the amount of indebtedness outstanding under the New Credit Agreement and the New Gold Agreements was approximately $16 million and 68,000 ounces, respectively. As of January 29, 1995, there were 152,217 shares of Exchangeable Preferred Stock outstanding. See "Description of the Convertible Preferred Stock--Ranking."


        Upon any bankruptcy, liquidation, dissolution, or winding up of the Company, the holders of any indebtedness and the holders of Exchangeable Preferred Stock are entitled to receive payment in full of all amounts due before the holders of Convertible Preferred Stock are entitled to receive any payment. In such circumstances, by reason of such subordination, holders of Convertible Preferred Stock may receive substantially less than the face amount of their securities.

Holding Company Structure

        The New Senior Secured Notes, the New Senior Subordinated Notes, the Exchangeable Preferred Stock and the Convertible Preferred Stock are obligations of the Company. Because a significant portion of the operations of the Company are, and in the future are likely to be, conducted through subsidiaries, the cash flow and the consequent ability to service debt of the Company, including the New Senior Secured Notes, the New Senior Subordinated Notes, the Exchangeable Preferred Stock and the Convertible Preferred Stock, will be dependent upon the earnings of the Company or the payment of dividends to the Company by its subsidiaries. The payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations.

          PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA


        The following pro forma condensed consolidated statements of operations of the Company present the effects of (i) the Recapitalization based on the May 14, 1993 sale of $30,000,000 of New Senior Secured Notes and the issuance of $53,481,000 of New Senior Subordinated Notes, $36,960,000 (2,533,000 shares) of Exchangeable Preferred Stock, and 9,992,700 shares of Class A Common Stock to holders of Old 13% Notes and holders of Old 10 1/4% Notes who tendered their Old Notes in the Exchange Offers (the "Recapitalization Adjustments") and (ii) the November 23, 1994 exchange of 2,381,038 shares of Exchangeable Preferred Stock for 2,381,038 shares of common stock of Little Switzerland, Inc. and the issuance of 2,381,038 shares of Convertible Preferred Stock (the "Little Switzerland Exchange"), as if those transactions had occurred on March 1, 1993, for statement of operations purposes. The Pro Forma Statements do not purport to represent what the Company's results of operations would actually have been if such transactions in fact had occurred on such dates or at the beginning of the period indicated or to project the Company's results of operations for any future date or period.

        The pro forma condensed consolidated statements of operations and accompanying notes should be read in conjunction with the "Material Federal Income Tax Consequences" included elsewhere in this Prospectus and the Company's Consolidated Financial Statements and related notes thereto included in the Company's Annual Report on Form 10-K delivered herewith.

                TOWN & COUNTRY CORPORATION AND SUBSIDIARIES
         PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                FOR THE FISCAL YEAR ENDED FEBRUARY 27, 1994 (In thousands, except per share amounts, ratios, and percentages)


                                                                                                             Pro Forma
                                                                        Pro Forma          Little              for the
                                                       Recapital-         for the     Switzerland               Little
                                                          ization       Recapital-       Exchange          Switzerland
                                           Actual     Adjustments         ization     Adjustments           Exchange(1)
                                        ---------     -----------       ---------     -----------          -----------
Net sales. . . .                        $ 277,750      $      --        $ 277,750         $    --            $ 277,750
Cost of sales. .                          180,356             --          180,356              --              180,356
                                        ---------     -----------       ---------     -----------          -----------
  Gross profit .                           97,394             --           97,394              --               97,394

Selling, general and
 administrative expenses .                 80,221             --           80,221              --               80,221
                                        ---------     -----------       ---------     -----------          -----------
  Income from
   operations. .                           17,173             --           17,173              --               17,173

Interest expense                          (14,045)          1,505(1)      (12,540)             --              (12,540)
Interest and other income.                    699                             699              --                  699
Equity and investment
 income, net . .                            1,262             --            1,262          (1,106)(3)              156
Minority interest. .                         (941)            --             (941)             --                 (941)

  Income (loss) before
   income taxes.                            4,148           1,505           5,653          (1,106)               4,547

Provision for income taxes .                1,010              --           1,010              --                1,010
                                        ---------     -----------       ---------     -----------          -----------
  Net income . . . .                        3,138           1,505           4,643          (1,106)               3,537

Dividend on Convertible
 Preferred Stock                              --               --              --            (929)(4)             (929)

Accretion of discount on
 Exchangeable Preferred
 Stock . . . . .                           (1,454)           (410)(2)      (1,864)          1,752(2)              (112)
                                       ----------    ------------       ---------      ----------          -----------
Net income attributable
 to common stockholders. .                $ 1,684        $  1,095       $   2,779       $    (283)           $   2,496
                                       ==========    ============       =========      ==========          ===========
Net income per common
 share -- (5) . . .                       $  0.08              --       $    0.12              --            $    0.11
                                       ==========    ============       =========      ==========          ===========
Weighted average common
 shares outstanding(5) . .                 21,206                          23,419                               23,419
                                       ==========                       =========                          ===========
Ratio of earnings to fixed
 charges(6). . .                             1.21x                           1.35x                                1.35x
                                       ==========                       =========                          ===========
Ratio of earnings to fixed
 charges, exchangeable
 preferred stock dividends
 and accretion and
 convertible preferred
 stock dividends(7). . . .                   1.10x                           1.18x                                1.25x
                                             ====                            ====                                 ====



                                                                                                             Pro Forma
                                                                        Pro Forma          Little              for the
                                                       Recapital-         for the     Switzerland               Little
                                                          ization       Recapital-       Exchange          Switzerland
                                           Actual     Adjustments         ization     Adjustments           Exchange(1)
                                        ---------     -----------       ---------     -----------          -----------
Other Data:
Ratio of EBITDA to
 interest expense(10). . .                   1.67x                           1.87x                                1.87x
Ratio of EBITDA to cash
 interest expense(10). . .                   3.85x                           4.28x                                4.28x
Depreciation and
 amortization . . . .                   $   5,628       $    (201)       $  5,427          $     --          $   5,427
Capital expenditures . . .              $   4,056       $      --        $  4,056          $     --          $   4,056



                TOWN & COUNTRY CORPORATION AND SUBSIDIARIES
                  NOTES TO PRO FORMA FINANCIAL STATEMENTS

 (Dollars in thousands, except per share amounts, ratios, and percentages)


(1) Reflects the reduction in interest expense as a result of the Recapitalization taking place March 1, 1993, rather than May 14, 1993. The Old 13% Notes and the Old 10 1/4% Notes have effective interest rates of approximately 14% and 15%, respectively, versus an assumed effective interest rate of approximately 12% for the New Senior Subordinated Notes. The interest savings on other debt reflects the assumed reduction in senior debt as a result of the lower assumed cash interest/dividend payments on the New Securities.

     Interest savings were allocated as follows:

                                                    Year Ended
                                                 February 27, 1994
                                                 -----------------
     Savings on Old 13% Notes. . . . . .             $ 2,475
     Savings on Old 10 1/4% Notes. . . .                 718
     Interest on New Senior Subordinated Notes . .    (1,525)
     Interest on New Senior Debt . . . .                (854)
     Savings on Senior Debt. . . . . . .                 691
                                                     -------
     Total Interest Savings. . . . . . .             $ 1,505
                                                     =======
(2) Reflects the accretion at an effective rate of approximately 7%, of the discount and dividend associated with the Exchangeable Preferred Stock.

(3) Reflects the effect of reducing investment income by the amount of equity income related to the Little Switzerland investment which would be eliminated upon exchange. Does not reflect the nonrecurring noncash gain related to the exchange of the Exchangeable Preferred Stock for Little Switzerland Common Stock and Convertible Preferred Stock of $17.3 million.

(4) Reflects the cumulative dividend earned on the Convertible Preferred Stock as if the Convertible Preferred Stock had been issued at the beginning of fiscal 1994. Cumulative dividends accrue at 6% of the Convertible Preferred Stock liquidation value of $6.50 per share.

(5) The pro forma weighted average shares used in the calculation of net income per common share assume that the (i) 750,000 shares of Class A Common Stock issued to the Fidelity Funds in payment of the commitment fee in connection with the Secured Debt Offering and (ii) approximately 9,992,700 shares of Class A Common Stock issued to the holders of Old Notes in connection with the Exchange Offers were issued on March 1, 1993. The pro forma weighted average shares excludes options to purchase 1,500,000 shares of Class A Common Stock which were issued to senior management of the Company, warrants for 125,000 shares of Class A Common Stock which were issued to the Financial Advisors in connection with the Recapitalization and the shares of Class A Common Stock issuable upon conversion of the Company's Convertible Preferred Stock (4,762,076 shares of Class A Common Stock), as they are assumed to be antidilutive. If the shares of Convertible Preferred Stock had converted to shares of Class A Common Stock on March 1, 1993, the pro forma earnings per share would have been $.13 per share.

(6) Earnings used in computing the historical and pro forma ratio of earnings to fixed charges consist of income (loss) before income taxes and extraordinary gains plus fixed charges. Fixed charges are defined as interest expense plus amortization of deferred financing costs plus one third of operating lease rental expense. For the nine month periods ended November 28, 1993 and November 27, 1994, the Company's ratios of earnings to fixed charges were 1.23 and 1.86, respectively.

(7) Earnings used in the computation of the pro forma ratio of earnings to fixed charges, Exchangeable Preferred Stock dividends and Convertible Preferred Stock dividends consist of income (loss) attributable to common stockholders plus income taxes, extraordinary gains and fixed charges. Fixed charges are defined as interest expense plus amortization of deferred financing costs plus one third of operating lease rental expense plus accretion of discount and dividends on Exchangeable Preferred Stock and dividends on Convertible Preferred Stock.

(8) The ratios of earnings before interest, taxes, depreciation, and amortization ("EBITDA") to interest expense and cash interest expense are computed by dividing EBITDA by interest expense and cash interest expense, respectively. EBITDA is defined as income from operations before recapitalization and other charges plus depreciation and amortization, excluding amortization of original issue discount and deferred financing costs. The pro forma ratios of EBITDA to cash interest expense assume that all interest on the New Senior Subordinated Notes for the periods presented is paid via the issuance of New Senior Subordinated Interest Notes.

                  TOWN & COUNTRY CORPORATION AND SUBSIDIARIES
            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED NOVEMBER 27, 1994
       (In thousands, except per share amounts, ratios, and percentages)


                                                                      Pro Forma
                                                             Little     for the
                                                        Switzerland      Little
                                                           Exchange Switzerland
                                                 Actual Adjustments  Exchange(1)
                                               --------  ----------   ---------
 Net Sales . . . .                             $222,088  $    --       $222,088
 Cost of sales . . . .                          153,900       --        153,900
                                               --------   --------    ---------
   Gross profit . .                              68,188       --         68,188

Selling, general and
  administrative expenses . . . . . .            68,276       --         68,276

   Loss from operations . . . . . . .               (88)      --            (88)

Interest expense . . . . .                       (8,823)      --         (8,823)
Interest and other income . . . . . .               169       --            169
Equity and investment
 income, net . . . . . .                            576      (576)(1)     --
Minority interest. . . . . . . . . .               (692)      --           (692)
                                               --------   --------    ---------
Gain on Little Switzerland, Inc.
 Exchange . . . . . .                            17,278   (17,278)(1)     --
                                               --------   --------    ---------
   Income (loss) before
    income taxes . . . . . . . . . .              8,420   (17,854)       (9,434)

Provision for income taxes . . . .                1,643       --          1,643
                                               --------   --------    ---------
   Net income (loss) . . . . .                    6,777   (17,854)      (11,077)
Dividend on Convertible
 Preferred Stock . . . . .                         (13)      (683)(2)      (696)

Accretion of discount on
 Exchangeable Preferred Stock . . . .           (1,413)     1,327(3)        (86)
                                               --------   --------    ---------
Net income (loss) attributable
 to common stockholders . . . . .             $  5,351   $(17,210)    $ (11,859)
                                               ========   ========    =========
Net income (loss) per
 common share (4) . . . .                     $   0.23                $   (0.51)

Weighted average common
 shares outstanding(4) . . . .                  23,430                   23,430
                                               ========               =========
Ratio of earnings to fixed
 charges(5) . . . . . . .                         1.86x                  --
                                               ========               =========
Ratio of earnings to fixed charges,
 exchangeable preferred stock
 dividends and accretion and
 convertible preferred stock
 dividends(6) . . . . . .                         1.59x                 --
                                               ========               =========
Other Data:
Ratio of EBITDA to interest
 expense(7) . . . . .                             0.52                     0.52
Ratio of EBITDA to cash interest
 expense(7) . . . . . . . . . .                   1.48                     1.48

Depreciation and amortization . . .           $  3,672   $   --        $  3,672

Capital expenditures . . . . .                $  2,411   $   --        $  2,411

                  TOWN & COUNTRY CORPORATION AND SUBSIDIARIES
                    NOTES TO PRO FORMA FINANCIAL STATEMENTS
   (Dollars in thousands, except per share amounts, ratios, and percentages)

(1) Reflects the effect of reducing investment income by the amount of equity income related to the Little Switzerland investment which would be eliminated upon exchange. Does not reflect the nonrecurring noncash gain related to the exchange of the Exchangeable Preferred Stock for Little Switzerland Common Stock and Convertible Preferred Stock of $17.3 million.

(2) Reflects the cumulative dividend earned on the Convertible Preferred Stock as if the Convertible Stock had been issued at the beginning of fiscal 1994. Cumulative dividends accrue at 6% of the Convertible Preferred Stock liquidation value of $6.50 per share.

(3) Reflects the accretion at an effective rate of approximately 7%, of the discount and dividend associated with the Exchangeable Preferred Stock.

(4) The pro forma weighted average shares excludes options to purchase 1,500,000 shares of Class A Common Stock which were issued to senior management of the Company, warrants for 125,000 shares of Class A Common Stock which were issued to the Financial Advisors in connection with the Recapitalization and the shares of Class A Common Stock issuable upon conversion of the Company's Convertible Preferred Stock (4,762,076 shares of Class A Common Stock), as they are assumed to be antidilutive. If the shares of Convertible Preferred Stock had converted to shares of Class A Common Stock as of March 1, 1993, the pro forma loss per share would have been $.40 per share.

(5) Earnings used in computing the historical and pro form ratio of earnings to fixed charges consist of income (loss) before income taxes and extraordinary gains plus fixed charges. Fixed charges are defined as interest expense plus amortization of deferred financing costs plus one third of operating lease rental expense. The Company's earnings, after the pro forma for the Little Switzerland Exchange, were insufficient to cover fixed charges by approximately $9.4 million.

(6) Earnings used in computing the historical and pro forma ratio of earnings to fixed charges, Exchangeable Preferred Stock dividends and Convertible Preferred Stock dividends consist of income (loss) attributable to common stockholders plus income taxes, extraordinary gains and fixed charges. Fixed charges are defined as interest expense plus amortization of deferred financing costs plus one third of operating lease rental expense plus accretion of discount and dividends on Exchangeable Preferred Stock and dividends on Convertible Preferred Stock. The Company's earnings, after the pro forma for the Little Switzerland Exchange, were insufficient to cover fixed charges and preferred stock dividends by approximately $10.2 milion. The Company assumed no tax provision effect would be applied to preferred stock dividends due to the pre-tax loss.

(7) The ratios of earnings before interest, taxes, depreciation, and amortization ("EBITDA") to interest expense and to cash interest expense are computed by dividing EBITDA by interest expense and by cash interest expense, respectively. EBITDA is defined as income from operations before recapitalization and other charges plus depreciation and amortization, excluding amortization of original issue discount and deferred financing costs. The pro forma ratios of EBITDA to cash interest expense assume that all interest on the New Senior Subordinated Notes for the periods presented is paid via the issuance of New Senior Subordinated Interest Notes.

                   SELECTED HISTORICAL AND SUPPLEMENTAL
                        CONSOLIDATED FINANCIAL DATA


     The selected historical summary consolidated financial information presented below for each of the five years in the period ended February 27, 1994, has been derived from the Company's consolidated financial statements which have been audited by Arthur Andersen LLP, independent public accountants. The historical information includes the consolidated results of the Company as reported in the audited financial statements. The selected consolidated financial data as of November 27, 1994 and for the nine months ended
November 28, 1993 and November 27, 1994 have been derived from the Company's unaudited Consolidated Financial Statements. In the opinion of management of the Company, the unaudited Consolidated Financial Statements have been prepared on the same basis as the audited Consolidated Financial Statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for those periods. Operating results for the nine months ended November 27, 1994 are not necessarily indicative of the results to be expected for the entire year. The selected consolidated financial data set forth below should be read in conjunction with the Consolidated Financial Statements and Notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and other financial information incorporated by reference in this Prospectus.

                                                                        Fiscal Year Ended                        Nine Months Ended
                                                 -------------------------------------------------------------  --------------------
                                                  Feb. 28,    Feb. 28,      Feb. 29,     Feb. 28,     Feb. 27,    Nov. 28   Nov. 27
                                                      1990        1991      1992 (1)         1993         1994       1993      1994
                                                 ---------    ---------    ---------    ---------    ---------  ---------  ---------
                                                                          (In thousands, except per share data,
                                                                                ratios, and percentages)
Statement of Operations Data:
Net Sales. . . . . . .                           $ 423,939    $ 410,402    $ 272,194    $ 270,364    $ 277,750   $209,535  $222,088
Cost of sales. . . . .                             275,520      267,801      185,446      179,834      180,356    136,881   153,900
                                                 ---------    ---------    ---------    ---------    ---------  ---------  --------
  Gross profit . . . .                             148,419      142,601       86,748       90,530       97,394     72,654    68,188
Selling, general and
 administrative expenses . .                       114,491      115,168       92,456       85,250       80,221     58,730    68,276
Restructuring and Zale Bankruptcy
 charges(2). . . . . .                                --           --         43,619        5,000         --          --       --
                                                 ---------    ---------    ---------    ---------    ---------  ---------  --------
Income (loss) from operations. . .                  33,928       27,433      (49,327)         280       17,173     13,924       (88)
Interest expenses, net                             (25,991)     (27,498)     (21,810)     (19,412)     (13,346)   (10,403)   (8,654)
Loss on assets held for sale or disposal(10) .        --           --           --        (14,500)        --         --        --
Recapitalization costs(6). .                          --           --           --        (14,440)        --         --        --
Net gain on nonrecurring items(3).                    --           --         50,872         --           --         --        --
Equity and investment income, net.                   1,510        1,220        3,773        1,732          321       (651)     (116)
Gain on Little Switzerland, Inc.
 Exchange(3) . . . .                                  --           --           --           --           --         --      17,278
                                                 ---------    ---------    ---------    ---------    ---------   ---------  --------
Income (loss) before income
 taxes and extraordinary gain. . .                   9,447        1,155      (16,492)     (46,340)       4,148      2,870     8,420
Provision for income taxes .                         2,834        1,791        3,252          956        1,010        554     1,643
                                                 ---------    ---------    ---------    ---------    ---------   ---------  --------
Income (loss) before extraordinary gain. .       $   6,613    $    (636)   $ (19,744)   $ (47,296)   $   3,138   $  2,316  $  6,777
Extraordinary gain from debt
 extinguishment. . . .                                --      $   1,885    $     726         --           --         --        --
                                                 ---------    ---------    ---------    ---------    ---------   ---------  --------
Net income (loss). . .                           $   6,613    $   1,249    $ (19,018)   $ (47,296)   $   3,138   $  2,316  $  6,777


Accretion of discount and dividends on
 exchangeable preferred stock. . .               $     --     $      --          --           --     $   1,454   $    986  $  1,426
Net income (loss) attributable to
 common stock. . . . .                               6,613        1,249      (19,018)     (47,296)       1,684      1,330     5,351
                                                 =========    =========     ========     ========    =========   =========  ========
Net income (loss) per common
 share(4). . . . . . .                           $    0.56    $    0.10    $   (1.58)   $   (3.80)   $    0.08   $   0.06  $   0.23
Weighted average shares
 outstanding(4). . . .                              11,849       11,909       12,006       12,450       21,206     20,466    23,430
Ratio of earnings to fixed charges(5).                1.34x        1.04x          --           --         1.21x      1.23x     1.86x



                                                                         Fiscal Year Ended                      Nine Months Ended
                                             ---------------------------------------------------------------- ---------------------
                                             Feb. 28,      Feb. 28,      Feb. 29,      Feb. 28,      Feb. 27,    Nov. 28    Nov. 27
                                                 1990          1991      1992 (1)          1993          1994       1993       1994
                                             --------      --------      -------       --------      --------  ---------   ---------
                                                                      (In thousands, except per share data,
                                                                            ratios, and percentages)
Balance Sheet Data:
Working capital. . . .                       $152,876      $188,628      $ 87,602      $ 84,646      $102,919    $107,976  $101,829
Total assets . . . . .                        327,780       397,804       262,288       246,858       223,921     261,684   243,963
Current portion of long-term debt(6) .          1,020         1,017           737         3,668         1,480       2,577     1,362
Notes payable to banks(6). .                     --          42,810        17,000         7,250          --        25,456    30,723
Long-term debt(6):
 Senior. . . . . . . .                         50,006        86,659         5,687        32,021        20,542      25,469    17,268
 Subordinated--
 New 13% Notes . . . .                           --            --            --            --          63,948      64,284    70,554
 Old 13% Notes . . . .                        103,662        97,882        95,516        95,633         6,903       6,901     6,909
 Old 10 1/4 Notes . . . .                      24,137        23,395        23,981        24,652           434         431      --
                                             --------      --------      -------       --------      --------   ---------   -------
 Total subordinated debt . .                  127,799       121,277       119,497       120,285        71,285      71,616    77,463
                                             --------      --------      -------       --------      --------   ---------   -------
 Total long-term debt, less current
  portion. . . . . . .                        177,805       207,936       125,184       152,306        91,827      97,085    94,731
Stockholders' equity .                       $ 87,933      $ 89,456      $ 70,709      $ 24,744      $ 55,334    $ 54,965  $ 66,056
Book value per common share(7) . .           $   7.40      $   7.48      $   5.87      $   1.95      $   2.36    $   2.35  $   2.34

Other Data:
Ratio of EBITDA to interest expense(8) . .       1.65x         1.28x         .16x          .63x          1.67x       1.69x     0.52x
Ratio of EBITDA to cash interest
 expense(8). . . . . .                           1.71x         1.33x         .17x          1.44x         3.85x       4.29x     1.48x
Depreciation and amortization. . .           $ 10,952      $ 10,302      $ 10,936      $  8,668      $  5,628    $  4,442  $  3,672
Capital expenditures .                       $ 12,736      $  8,660      $  3,053      $  3,519      $  4,056    $  2,863  $  2,411
Long-term debt as a percentage of
 capitalization (9). .                             67%           70%           64%           86%           63%         64%       59%



     On July 25, 1991, a subsidiary of the Company sold approximately 68% of the shares of Little Switzerland, a wholly-owned subsidiary of the Company, in a public offering. The sale of this stock resulted in the deconsolidation of Little Switzerland in the Company's fiscal 1992 financial statements. Financial statements for prior years have not been retroactively adjusted. However, for comparative analysis purposes, the unaudited supplemental selected financial data below reflects Little Switzerland accounted for on the equity method for all years.

                                                                        Fiscal Year Ended
                                             -------------------------------------------------------------
                                              Feb. 28,     Feb. 28,     Feb. 29,     Feb. 28,     Feb. 27,
                                                  1990         1991     1992 (1)         1993         1994
                                             ---------    ---------    ---------    ---------    ---------
                                                             (In thousands, except per share data)
                                                                          (Unaudited)

Statement of Operations Data:
Net sales. . . . . . .                       $ 375,156    $ 356,564    $ 272,194    $ 270,364    $ 277,750
Cost of sales. . . . .                         248,439      238,587      185,446      179,834      180,356
                                             ---------    ---------    ---------    ---------    ---------
 Gross profit. . . . .                       $ 126,717    $ 117,977    $  86,748    $  90,530    $  97,394
Selling, general and administrative
 expenses. . . . . . .                          95,599       98,257       92,456       85,250       80,221
Restructuring and Zale Bankruptcy
 charges(2). . . . . .                            --           --         43,619        5,000         --
                                             ---------    ---------    ---------    ---------    ---------
Income (loss) from operations. . .           $  31,118    $  19,720    $ (49,327)   $     280    $  17,173
Interest expense, net.                         (25,782)     (27,309)     (21,810)     (19,412)     (13,346)
Loss on assets held for sale or
 disposal(10). . . . .                            --           --           --        (14,500)        --
Recapitalization costs(6). .                      --           --           --        (14,440)        --
Net gain on nonrecurring items(3).                --           --         50,872         --           --
Equity and investment income, net.               3,338        7,062        3,773        1,732          321
                                             ---------    ---------    ---------    ---------    ---------
Income (loss) before income taxes and
 extraordinary gain. .                       $   8,674    $    (527)   $ (16,492)   $ (46,340)   $   4,148
Provision for income taxes .                     2,061          109        3,252          956        1,010
                                             ---------    ---------    ---------    ---------    ---------
Income (loss) before extraordinary gain. .   $   6,613    $    (636)   $ (19,744)   $ (47,296)   $   3,138
Extraordinary gain from debt
 extinguishment. . . .                            --          1,885          726         --           --
                                             ---------    ---------    ---------    ---------    ---------
Net income (loss). . .                       $   6,613    $   1,249    $ (19,018)   $ (47,296)   $   3,138
Accretion of discount and dividends on
 exchangeable preferred stock. . .           $      --    $      --           --           --    $   1,454
Net income (loss) per common share(4).       $    0.56    $    0.10    $   (1.58)   $   (3.80)   $    0.08



                                                                  Fiscal Year Ended
                                             --------------------------------------------------------
                                              Feb. 28,   Feb. 28,      Feb. 29,   Feb. 28,   Feb. 27,
                                                  1990       1991      1992 (1)       1993       1994
                                             ---------  ---------    ---------   ---------   --------
                                                        (In thousands, except per share data)
                                                                     (Unaudited)
Balance Sheet Data:

Working capital. . . .                        $135,137   $176,667      $ 87,602   $ 84,646   $102,919
Total assets . . . . .                         314,935    386,455       262,288    246,858    223,921
Current portion of long-term debt (6).           1,020      1,017           737      3,668      1,480
Notes payable to banks(6). .                      --       38,300        17,000      7,250       --
Long-term debt (6):
 Senior. . . . . . . .                          46,546     86,659         5,687     32,021     20,542
 Subordinated. . . . .                         127,799    121,277       199,497    120,285     71,285
Stockholders' equity .                          87,933     89,456        70,709     24,744     55,334
Book value per share (7) . .                  $   7.40   $   7.48      $   5.87   $   1.95   $   2.36

Other Data:

Depreciation and amortization. . .            $  9,090   $  8,935      $ 10,936   $  8,668   $  5,628
Capital expenditures .                        $  8,438   $  8,227      $  3,053   $  3,519   $  4,056

               NOTES TO SELECTED HISTORICAL AND SUPPLEMENTAL
                        CONSOLIDATED FINANCIAL DATA


(1) See Note 5 to Consolidated Financial Statements for information regarding the Company's recapitalization and see Note 1 to Consolidated Financial Statements for a discussion regarding the deconsolidation of Little Switzerland.

(2)  See Notes 3 and 6 to Consolidated Financial Statements.

(3)  See Note 6 to Consolidated Financial Statements.

(4) Net income (loss) per common share is computed based on the weighted average number of common and common equivalent shares outstanding, where dilutive, during each period. See Notes 7 and 10 to Consolidated Financial Statements.


(5) Earnings used in the computation of the ratio of earnings to fixed charges consist of income (loss) before income taxes and extraordinary gains plus fixed charges. Fixed charges are defined as interest expense plus amortization of deferred financing costs plus one third of operating lease rental expense.


(6)  See Note 5 to Consolidated Financial Statements.

(7) Historical and supplemental book value per share were computed based on total consolidated stockholders' equity at the end of each period divided by the total shares of Common Stock outstanding at the end of each period. The computation does not include the potential effect of outstanding stock options or warrants for any of the periods presented. As of February 27, 1994, the Company had outstanding stock options for 2,348,400 shares of Class A Common Stock and outstanding warrants for 125,000 shares of Class A Common Stock.

(8) The ratios of earnings before interest, taxes, depreciation, and amortization ("EBITDA") to interest expense and cash interest expense are computed by dividing EBITDA by interest expense and cash interest expense, respectively. EBITDA is defined as income (loss) from operations before recapitalization and other charges plus depreciation, and amortization, excluding amortization of original issue discount and deferred financing costs. EBITDA for fiscal 1992 excludes the nonrecurring restructuring and Zale bankruptcy charges of approximately $44 million. EBITDA to cash interest expense for the twelve months ended February 28, 1993, excludes approximately $10.0 million of interest expense related to the Old Notes that will not be paid due to the fact that such interest has been included as part of the consideration in the Recapitalization.

(9) Long-term debt as a percentage of capitalization is computed by dividing total long-term debt (including current portion), by total long-term debt (including current portion) plus stockholders' equity.

(10) See Note 2 to Consolidated Financial Statements.

                  DESCRIPTION OF CONVERTIBLE PREFERRED STOCK

General

         In the Private Placement, the Company issued 2,381,038 shares of Convertible Preferred Stock to holders of Exchangeable Preferred Stock who exercised their right to exchange their shares of Exchangeable Preferred Stock for shares of Little Switzerland Common Stock. The following is a summary of certain provisions of the Convertible Preferred Stock. This summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Articles of Organization and the certificate of designation for the Convertible Preferred Stock (the "Certificate of Designation"). Copies of the Articles of Organization and the Certificate of Designation, which have been filed as exhibits to the Registration Statement of which this Prospectus forms a part, are available from the Company, 25 Union Street, Chelsea, Massachusetts 02150, telephone number (617) 884-8500;
Attention: Manager of Corporate Communications.

         Each share of Convertible Preferred Stock has a liquidation preference of $6.50, plus accrued and unpaid dividends (the "Liquidation Value"), as adjusted to reflect subdivisions, combinations, reclassifications, stock dividends, stock splits or similar events relating to the Convertible Preferred Stock. The Convertible Preferred Stock is available only in registered form, without coupons.

Ranking

       The Convertible Preferred Stock, as with all other classes and series of capital stock of the Company, is subordinated with respect to the payment of dividends, if any, and to the distribution of assets of the Company upon any voluntary or involuntary bankruptcy, liquidation, dissolution or winding up of the Company to all existing and future indebtedness of the Company and its subsidiaries, including, without limitation, indebtedness under the Revised Debt Agreements, the New Senior Secured Notes, the IRBs, the New Senior Subordinated Notes, and the Old Notes, and is likewise subordinated to the Exchangeable Preferred Stock. As of January 29, 1995, the Convertible Preferred Stock was subordinate to approximately $105 million of indebtedness (excluding indebtedness to trade creditors) of the Company. As of January 29, 1995, the amount of indebtedness to trade creditors outstanding was approximately $18 million. The Convertible Preferred Stock also is subordinate to additional indebtedness of up to $30,000,000 under the New Credit Agreement and of up to approximately 73,000 troy ounces under the New Gold Agreements. As of January 29, 1995, the amount of indebtedness under the New Credit Agreement and New Gold Agreements was approximately $16 million and approximately 68,000 troy ounces, respectively. As of January 29, 1995, there were 152,217 shares of Exchangeable Preferred Stock outstanding. The Convertible Preferred Stock ranks senior to the Company's Class A Common Stock, Class B Common Stock and all other Junior Stock (as defined) with respect to dividends and to the distribution of assets of the Company upon any voluntary or involuntary bankruptcy, liquidation, dissolution or winding up of the Company.

         While any shares of Convertible Preferred Stock are outstanding, the Company may not authorize or create any class or series of stock that is senior to or pari passu with the Convertible Preferred Stock with respect to dividends or liquidation without the consent of the holders of 75% of the outstanding shares of Convertible Preferred Stock voting together as a separate class.

Certain Bankruptcy Limitations

         The Convertible Preferred Stock and the Class A Common Stock, as with all other classes and series of capital stock of the Company, are subordinate with respect to the distribution of assets of the Company upon any voluntary or involuntary bankruptcy, liquidation, dissolution or winding up of the Company, to all existing and future indebtedness of the Company, and its subsidiaries, including indebtedness under the Revised Debt Agreements, the IRBs, the New Senior Secured Notes, the New Senior Subordinated Notes, and the Old Notes, and are subordinate to the Exchangeable Preferred Stock. See "Risk Factors--Certain Bankruptcy Law Considerations."

Dividends

         Holders of the shares of Convertible Preferred Stock are entitled to receive when and as declared by the Board of Directors of the Company, cumulative cash dividends at the rate of 6% per annum of the Liquidation Value thereof. Dividends on the Convertible Preferred Stock are payable semiannually on each

March 1st and September 1st after November 23, 1994 (the "Issuance Date"). Each such dividend will be payable to holders of record as they appear on the stock records of the Company at the close of business on the record date, not exceeding 60 days preceding the payment date, as shall be fixed by the Board of Directors of the Company. Dividends shall accrue from the Issuance Date and will be cumulative from such date, whether or not in any dividend period or periods there shall be funds of the Company legally available for the payment of such dividends. Dividends payable on the Convertible Preferred Stock shall be computed on the basis of a 360-day year consisting of twelve 30-day months.

         Because the Revised Debt Agreements, the New Senior Secured Notes, the New Senior Subordinated Notes and the Exchangeable Preferred Stock prohibit the payment of cash dividends on the Convertible Preferred Stock, the Company shall pay such dividends by issuing additional shares of Convertible Preferred Stock having an aggregate Liquidation Value equal to the amount of such dividend payments. The issuance of additional shares of Convertible Preferred Stock in lieu of cash dividends shall be deemed to have satisfied for all purposes the Company's obligation to pay such dividends and such dividends shall cease to accrue upon the issuance of such additional shares of Convertible Preferred Stock. If at any time the Company pays a portion of any dividends in cash and a portion in additional shares of Convertible Preferred Stock, the cash portion and the share portion of such dividend payment shall be distributed ratably among the holders of Convertible Preferred Stock based upon the aggregate dividends payable on the shares of Convertible Preferred Stock held by such holders.

         The Company shall not declare, pay or set apart for payment any dividend or other distribution with respect to any Junior Stock (as defined) unless the Company shall have deposited with its transfer agent sufficient funds to pay the then-applicable redemption price for all outstanding shares of Convertible Preferred Stock plus all accrued but unpaid dividends thereon. As long as shares of Convertible Preferred Stock are outstanding, the Company also shall not redeem, retire, purchase or otherwise acquire any shares of Junior Stock.

         As used herein, (i) the term "dividend" does not include dividends payable solely in shares of Junior Stock, or options, warrants or rights to holders of Junior Stock to subscribe for or purchase any Junior Stock, and (ii) the term "Junior Stock" means Class A Common Stock, Class B Common Stock and any other class or capital stock of the Company now or hereafter issued and outstanding that ranks junior as to dividends or liquidation to the Convertible Preferred Stock.

Liquidation Rights

         In the event of any liquidation, dissolution or winding up of the Company, a holder of Convertible Preferred Stock will be entitled to receive the Liquidation Value thereof before the distribution of any assets to the holders of Junior Stock.

Redemption

         Shares of Convertible Preferred Stock may not be redeemed by the Company prior to the first anniversary of the Issuance Date (the "First Anniversary Date"). On and after such date, Convertible Preferred Stock may be redeemed at the option of the Company, in whole at any time or in part from time to time, at the redemption price (expressed as a percentage of the Liquidation Value) set forth below if redeemed during the twelve-month period beginning on November 23 of the year indicated below:

                  Year                                      Percentage
                  ----------------------------------------------------
                  1995...............................          104%
                  1996...............................          102
                  1997 and thereafter................          100

        The Company shall pay such redemption price by delivering cash. The Company may pay cash in respect of any accrued and unpaid dividends on shares of Convertible Preferred Stock which are being redeemed or, in lieu of cash, the Company may pay such dividends by issuing additional shares of Convertible Preferred Stock having an aggregate Liquidation Value equal to the amount of such accrued but unpaid dividends. In the event that the Company elects to pay such accrued but unpaid dividends with shares of

Convertible Preferred Stock, immediately upon issuance such shares automatically shall be converted into shares of Class A Common Stock at the then-applicable Conversion Rate (as defined). See "--Conversion."

        If Convertible Preferred Stock is called for redemption, the holder may convert it into shares of Class A Common Stock at any time before the close of business on the redemption date.

        If less than all of the shares of Convertible Preferred Stock are to be redeemed, the number of shares of Convertible Preferred Stock to be redeemed from each holder shall be the number of shares determined by multiplying the total number of shares of Convertible Preferred Stock to be redeemed by a fraction, the numerator of which shall be the total number of shares of Convertible Preferred Stock held by such holder and the denominator of which shall be the total number of shares of Convertible Preferred Stock then outstanding. Notice of redemption will be mailed not less than 45 days nor more than 60 days before the redemption date to each holder of record of shares of Convertible Preferred Stock to be redeemed at the address shown on the books of the Company. Each notice of redemption will specify, among other things, the date of redemption, the redemption price, and the type of consideration being paid in connection with the redemption. On and after the date fixed for redemption, provided that the redemption price has been duly paid or provided for, dividends shall cease to accrue on the Convertible Preferred Stock called for redemption, such shares shall no longer be deemed to be outstanding, and all rights of the holders of such shares as stockholders of the Company shall cease except the right to receive the consideration payable upon such redemption upon surrender of the certificates evidencing such shares.

        The Revised Debt Agreements, the New Senior Secured Notes, the New Senior Subordinated Notes, and the Exchangeable Preferred Stock place restrictions on the Company's ability to redeem the Convertible Preferred Stock.

Conversion

        Conversion at the Option of the Holder. A holder of Convertible Preferred Stock may convert such stock into shares of Class A Common Stock at any time, at the then-current conversion rate (a "Holder Optional Conversion"). Initially, each holder of a share of Convertible Preferred Stock shall be entitled to receive two shares of Class A Common Stock for each share of Convertible Preferred Stock surrendered for conversion, subject to adjustment to reflect a subdivision, combination, reclassification, stock dividend, stock option, or similar event relating to the Convertible Preferred Stock or the Class A Common Stock (the "Conversion Rate").

        In order to convert shares of Convertible Preferred Stock, a holder must surrender such shares of Convertible Preferred Stock to the Company's transfer agent by physical delivery, duly assigned or endorsed for transfer to the Company, accompanied by written notice of conversion (the "Conversion Notice") and, if required, payment for all transfer or similar taxes. The Conversion Notice shall specify (i) the number of shares of Convertible Preferred Stock to be converted, (ii) the name or names in which the holder wishes the certificate or certificates for Class A Common Stock and for any Convertible Preferred Stock not to be converted to be issued and (iii) the address to which the holder wishes delivery of such new certificates to be issued upon such conversion. Pursuant to the Certificate of Designation, the date on which the Conversion Notice and the Convertible Preferred Stock shall have been received by the Company's transfer agent is the conversion date. Such Conversion Notice shall be irrevocable and may not be withdrawn by a holder for any reason.

        In connection with a Holder Optional Conversion, the Company shall be required to pay any accrued and unpaid dividends on the shares of Convertible Preferred Stock so converted. Such dividends may be paid in cash or in shares of Convertible Preferred Stock having an aggregate Liquidation Value equal to the amount of such accrued but unpaid dividends. In the event that the Company elects to pay such accrued but unpaid dividends with shares of Convertible Preferred Stock, immediately upon issuance such shares automatically and without further action by the Company or a holder shall be converted into shares of Class A Common Stock at the then-applicable Conversion Rate.

        Conversion at the Option of the Company. In the event that at any time after the Issuance Date, the Sale Price (as defined) of Class A Common Stock equals or exceeds $3.25 per share for 30 consecutive trading days, the Company may require the holders of the Convertible Preferred Stock, in whole but not in part, to convert their shares of Convertible Preferred Stock into shares of Class A Common Stock at the then-applicable Conversion Rate (a "Company Optional Conversion").

        In the event of a Company Optional Conversion, the Company shall provide written notice (the "Company Optional Conversion Notice") to the holders that the requirements for a Company Optional Conversion have been met and that the Company is requiring the conversion of all outstanding shares of Convertible Preferred Stock. The Company Optional Conversion Notice shall be accompanied by a letter of transmittal describing the procedures by which the holders shall deliver all of their shares of Convertible Preferred Stock for conversion into Class A Common Stock. As of the date of the Company Optional Conversion Notice,
(i) all outstanding shares of Convertible Preferred Stock shall be deemed to have been converted into shares of Class A Common Stock, dividends on the Convertible Preferred Stock shall cease to accrue, and (iii) all rights of the holders of Convertible Preferred Stock (except the right to receive from the Company shares of Class A Common Stock) shall cease.

        In connection with a Company Optional Conversion, the Company shall pay the amount of any accrued and unpaid dividends on the shares of Convertible Preferred Stock so converted in shares of Convertible Preferred Stock having an aggregate Liquidation Value equal to the amount of such accrued but unpaid dividends. Immediately upon issuance, such shares automatically and without further action by the Company or a holder shall be converted into shares of Class A Common Stock at the then-applicable Conversion Rate.

        The shares of Class A Common Stock into which shares of Convertible Preferred Stock are convertible have been registered under the Securities Act pursuant to the Registration Statement of which this Prospectus forms a part. The Company has agreed to use its best efforts to keep such registration statement effective until the date on which the Selling Shareholders no longer own any of the Securities or all holders can sell their shares of Convertible Preferred Stock or Class A Common Stock pursuant to Rule 144(k) promulgated under the Securities Act.

Consolidation, Merger, and Sale of Assets

        The Company may not consolidate with or merge into, or transfer all or substantially all of its assets to, another corporation, person or entity (unless it is the surviving entity and the Convertible Preferred Stock is unchanged) unless (i) the surviving entity is a corporation organized under the laws of the United States, any state thereof or the District of Columbia, or a corporation or comparable legal entity organized under the laws of a foreign jurisdiction and whose equity securities are listed on a national securities exchange in the United States or authorized for quotation on NASDAQ, and (ii) the Company shall make effective provision such that the holders of the Convertible Preferred Stock shall receive upon the consummation of such transaction convertible preferred stock of the surviving entity having substantially identical terms (including as to conversion) as the Convertible Preferred Stock.

Voting Rights

        A holder of a share of Convertible Preferred Stock is entitled to vote on all matters on which the holders of Class A Common Stock are entitled to vote. Each share of Convertible Preferred Stock shall have the number of votes equal to the number of shares of Class A Common Stock into which such share is then convertible.

        The affirmative vote of the holders of 100% of the outstanding shares of Convertible Preferred Stock, voting together as a separate class, is required in order to change (i) the amount of the Liquidation Value or the dividend rate of, or other provisions relating to the calculation of the dividend on, the Convertible Preferred Stock, (ii) any provision relating to the optional redemption of the Convertible Preferred Stock; (iii) any provision relating to the conversion of Convertible Preferred Stock into Class A Common Stock; and
(iv) any provisions relating to the voting rights of the Convertible Preferred Stock. The affirmative vote of the holders of at least 75% of the outstanding shares of Convertible Preferred Stock, voting together as a separate class, is required in order (i) to change, by amendment to the Company's Articles of Organization or otherwise, any other term or provision of the Convertible Preferred Stock so as to affect adversely any right, preference or voting power of the holders thereof or (ii) authorize the issuance of any class or series of stock of the Company that is senior to or pari passu with the Convertible Preferred Stock with respect to dividends or liquidation.

Other Miscellaneous Matters

        To the knowledge of the Company, no person presently is making a market in the Convertible Preferred Stock. No person will be obligated to make a market in the Convertible Preferred Stock and any market making activity undertaken by any person may be discontinued at any time. There can be no assurance that an active public market for the Convertible Preferred Stock will develop and continue. See "Risk Factors--Lack of Established Market."

        Because the Convertible Preferred Stock is convertible into shares of Class A Common Stock, the prices at which the Convertible Preferred Stock may trade in the market, if it trades at all, will likely be affected by the market price from time to time of Class A Common Stock.

                                            THE REVISED DEBT AGREEMENTS

New Credit Agreement

        In connection with the Recapitalization, the Company and certain of its subsidiaries (collectively, the "Borrowers") entered into a New Credit Agreement with Foothill which provided senior secured financing in an aggregate amount of up to $30,000,000. This credit facility consists of revolving lines of credit to the Borrowers based upon the value of the Borrowers' aggregate accounts receivable and inventory. The revolving lines of credit mature on May 14, 1996, and shall be automatically renewed for successive two (2) year renewal periods thereafter, unless terminated by the Company or Foothill. The loans bear interest at a rate per annum equal to the greater of (a) two percent above the reference rate announced from time to time by major money center banks selected by Foothill, or (b) 8%. The New Credit Agreement contains standard covenants for facilities of this type including, without limitation, financial covenants relating to minimum net worth, minimum working capital, debt to net worth, and current ratios and limitations on indebtedness, liens, dividends and distributions, dispositions of assets, transactions with affiliates, and capital expenditures. The New Credit Agreement is secured by first priority security interests in substantially all of the assets of the Borrowers. The obligations of the Borrowers, including the Company, in respect of the New Credit Agreement are fully and unconditionally and jointly and severally guaranteed by each of the other Borrowers. Indebtedness under the New Credit Agreement is senior in right of payment to the New Senior Subordinated Notes, the Old Notes, the Exchangeable Preferred Stock, and the Convertible Preferred Stock.

        To address seasonality needs, during the fiscal year ending February 26, 1995 the Company entered into an amendment to the New Credit Agreement to increase the maximum amount available under the New Credit Agreement from $30,000,000 to $35,000,000 during the months of August through December 1994. The Company also entered into an amendment to the New Credit Agreement to modify the consolidated tangible net worth covenant contained in that agreement. This covenant previously required the Company to maintain consolidated tangible net worth of $38,000,000 through February 27, 1994 and $43,000,000 thereafter. As amended, the covenant provides that the Company will maintain consolidated tangible net worth of $40,000,000 from July 1, 1994 through November 26, 1994, and $43,000,000 thereafter.

New Gold Agreements

        In connection with the consummation of the Recapitalization, the Company also entered into New Gold Agreements with its Gold Suppliers which provided the Company with an aggregate gold consignment availability of up to approximately 100,000 troy ounces. The Company recently entered into an amendment to the New Gold Agreements to reduce the aggregate gold consignment availability under such agreements to approximately 73,000 troy ounces as of February 1, 1995. This modification is consistent with the Company's expected business requirements. The Company also entered into an amendment to the New Gold Agreements which modified the consolidated tangible net worth covenant as in the New Credit Agreement.

        The New Gold Agreements are terminable by the Gold Suppliers or the Company upon thirty days' written notice, and contain standard covenants for facilities of this type including, without limitation, financial covenants relating to minimum net worth, minimum working capital, debt to net worth, and current ratios, and limitations on dividends and distributions, dispositions of assets, and capital expenditures. The New Gold Agreements are secured by gold and other precious metals inventory of the Borrowers and second or third priority security interests in substantially all of the other assets of the Borrowers. The obligations of the Borrowers, including the Company, in respect of the New Gold Agreements are fully and unconditionally and jointly and severally guaranteed by each of the other Borrowers. The indebtedness under the New Gold Agreements is senior in right of payment to the New Senior Subordinated Notes, the Old Notes, the Exchangeable Preferred Stock, and the Convertible Preferred Stock.

                                    DESCRIPTION OF OUTSTANDING DEBT SECURITIES

New Senior Secured Notes

        In connection with the consummation of the Recapitalization, the Company sold $30,000,000 of New Senior Secured Notes to holders of Old Notes for cash. These funds were used to repay indebtedness under the Old Credit Agreement. At January 29, 1995, approximately $16 million in aggregate principal amount of New Senior Secured Notes were outstanding.


        The New Senior Secured Notes are senior secured obligations of the Company which mature on September 15, 1997, and bear interest from May 14, 1993 (the "Recapitalization Date"), to maturity at the rate of 11 1/2% per annum. The New Senior Secured Notes are secured by security interests of varying priority in substantially all of the assets of each of the Borrowers. The New Senior Secured Notes are senior in right of payment to the New Senior Subordinated Notes and the Old Notes. As of January 29, 1995, approximately $7 million and $65 million in aggregate principal amount of Old Notes and New Senior Subordinated Notes, respectively, was outstanding. At January 29, 1995, the aggregate amount of all other outstanding indebtedness of the Company (excluding the New Senior Secured Notes and indebtedness under the New Credit Agreement and the New Gold Agreements) was approximately $19 million. The obligations of the Company under the New Senior Secured Notes are fully and unconditionally and jointly and severally guaranteed by each of the Subsidiary Guarantors.

        The New Senior Secured Notes may be redeemed at the option of the Company, in whole at any time or in part from time to time, at a redemption price of 100% of the principal amount thereof, together with accrued interest thereon. Following receipt by the Company of certain payments from the Company's investment in Solomon Brothers, Inc. and/or from the Zale Companies with respect to the Zale Bankruptcy Claim, the Company is required to redeem an amount of the New Senior Secured Notes equal to the amount of such cash payments at a redemption price equal to 100% of the principal amount thereof plus accrued interest, if any. The Company also is required to use its excess cash flow to fund redemptions of New Senior Secured Notes at a redemption price equal to 100% of the principal amount thereof plus accrued interest, if any. In the event that the Company's consolidated net worth declines below certain specified amounts, the Company is required to make an offer to redeem 7.5% of the aggregate principal balance of the then outstanding New Senior Subordinated Notes and New Senior Secured Notes, at a redemption price equal to 100% of the principal amount thereof plus accrued interest, if any. As of January 29, 1995, approximately $14 million in aggregate principal amount of New Senior Secured Notes have been redeemed.

        Upon the occurrence of a change of control of the Company, each holder of New Senior Secured Notes will have the right to require the Company to purchase all or any part, at such holder's option, of such holder's New Senior Secured Notes at a purchase price in cash equal to 100% of the principal amount thereof, together with accrued interest thereon.

        The New Senior Secured Notes are obligations of the Company. Because a significant portion of the operations of the Company are or may in the future be conducted through subsidiaries, the Company's cash flow and its consequent ability to service its indebtedness, including the New Senior Secured Notes, will be dependent upon the earnings of its subsidiaries and the distribution of those earnings to the Company or upon loans or other payments by those subsidiaries to the Company. The payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations. See "Risk Factors--Holding Company Structure."

        The New Senior Secured Notes contain various covenants, including, without limitation, limitations on dividends and distributions, indebtedness, dispositions of assets, and transactions with affiliates.

New Senior Subordinated Notes

        In connection with the Exchange Offers completed as a part of the Recapitalization, the Company issued $53,480,900 of New Senior Subordinated Notes. The New Senior Subordinated Notes are senior subordinated obligations of the Company which mature on May 31, 1998, and bear interest from the Recapitalization Date to maturity at the rate of 13% per annum. At the Company's option, any of the first four semiannual installments of interest on the New Senior Subordinated Notes may be paid through the issuance of additional

       New Senior Subordinated Notes in an original principal amount equal to such interest, dated and accruing interest from the applicable interest payment date, and otherwise generally having the same terms as the New Senior Subordinated Notes issued on the Recapitalization Date. The Company has paid the first three semiannual installments of interest, and currently intends to pay the fourth installment, on the New Senior Subordinated Notes through the issuance of such additional New Senior Subordinated Notes. At January 29, 1995, approximately $65 million in aggregate principal amount of New Senior Subordinated Notes were outstanding.


        The New Senior Subordinated Notes are secured by security interests of varying priority in substantially all of the assets of each of the Borrowers. The New Senior Subordinated Notes are subordinate in right of payment to all indebtedness of the Company under the New Credit Agreement, the New Senior Secured Notes and the IRBs and obligations of the Company under the New Gold Agreements. The obligations of the Company under the New Senior Subordinated Notes are fully and unconditionally and jointly and severally guaranteed on a subordinated basis by each of the Subsidiary Guarantors.

        The New Senior Subordinated Notes are obligations of the Company. Because a significant portion of the operations of the Company are or may in the future be conducted through subsidiaries, the cash flow and the consequent ability to service debt of the Company, including the New Senior Subordinated Notes, will be dependent upon the earnings of its subsidiaries and the distribution of those earnings to the Company or upon loans or other payments of funds by those subsidiaries to the Company. The payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations. See "Risk Factors--Holding Company Structure."

        The New Senior Subordinated Notes are redeemable after the third anniversary of the Recapitalization Date at the option of the Company, in whole at any time or in part from time to time, at a price equal to 106% of the principal amount of the New Senior Subordinated Notes, if redeemed during the twelve months beginning on May 14, 1996, and thereafter at prices declining annually to 100% of principal amount on or after May 14, 1998, in each case together with accrued interest to the redemption date. In the event that the Company's consolidated net worth declines below certain specified amounts, the Company is required to make an offer to redeem an aggregate principal amount of New Senior Subordinated Notes equal to the sum of (i) 7.5% of the aggregate principal amount of the then outstanding New Senior Secured Notes and New Senior Subordinated Notes, minus (ii) the aggregate principal amount of New Senior Secured Notes redeemed by the Company as a result of such decline in consolidated net worth at a redemption price equal to 100% of the principal amount thereof plus accrued interest, if any.

        The Revised Debt Agreements and the New Senior Secured Notes place restrictions on the Company's ability to redeem the New Senior Subordinated Notes prior to their maturity.

        Upon the occurrence of a change of control of the Company and subject to compliance by the Company with its requirements under the Revised Debt Agreements, the IRBs and the New Senior Secured Notes, each holder of New Senior Subordinated Notes will have the right to require the Company to purchase all or any part, at such holder's option, of such holder's New Senior Subordinated Notes at a purchase price in cash equal to 100% of the principal amount thereof, together with accrued interest thereon.

        The Revised Debt Agreements, the IRBs, and the New Senior Secured Notes place restrictions on the Company's ability to purchase the New Senior Subordinated Notes upon a change of control of the Company.

        The New Senior Subordinated Notes contain various covenants, including, without limitation, limitations on dividends and distributions, indebtedness, dispositions of assets, and transactions with affiliates.

Exchangeable Preferred Stock

        In connection with the consummation of the Recapitalization, the Company issued 2,533,255 shares of Exchangeable Preferred Stock to holders of Old Notes who tendered their Old Notes pursuant to the Exchange Offers. The Company also established a trust (the "Little Switzerland Trust") for the benefit of the Company and the holders of the Exchangeable Preferred Stock to secure the performance of the Company's obligations under the certificate of designation for the Exchangeable Preferred Stock. In connection with the establishment of the Little Switzerland Trust, the Company entered into a Trust Agreement with

BayBank, N.A., as Trustee, pursuant to which the Company conveyed to the Little Switzerland Trust the shares of Little Switzerland Common Stock which are being held solely for the use and benefit of the Company and the holders of Exchangeable Preferred Stock. Shares of Exchangeable Preferred Stock are exchangeable, at the option of the holder, for shares of Little Switzerland Common Stock and other property, if any, held in the Little Switzerland Trust. Holders of 2,381,038 shares of Exchangeable Preferred Stock have exercised their right to exchange such shares for shares of Little Switzerland Common Stock held in the Little Switzerland Trust. At January 29, 1995, there were 152,217 shares of Exchangeable Preferred Stock outstanding.

        Each share of Exchangeable Preferred Stock has a liquidation preference of $14.59, plus accrued and unpaid dividends, as adjusted to reflect subdivisions, combinations, reclassifications, stock dividends, stock splits or similar events relating to the Exchangeable Preferred Stock (the "Liquidation Preference").

        The Exchangeable Preferred Stock, as with all other classes and series of capital stock of the Company, is subordinated with respect to the payment of dividends, if any, and to the distribution of assets of the Company upon any voluntary or involuntary bankruptcy, liquidation, dissolution or winding up of the Company to all existing and future indebtedness of the Company and its subsidiaries, including, without limitation, indebtedness under the Revised Debt Agreements, the New Senior Secured Notes, the IRBs, the New Senior Subordinated Notes, and the Old Notes. The Exchangeable Preferred Stock ranks senior to the Convertible Preferred Stock, Class A Common Stock, Class B Common Stock and all other Junior Stock (as defined) with respect to dividends and to the distribution of assets of the Company upon any voluntary or involuntary bankruptcy, liquidation, dissolution or winding up of the Company. In the event of any liquidation, dissolution or winding up of the Company, a holder of Exchangeable Preferred Stock will be entitled to receive the Liquidation Preference thereof before the distribution of any assets to the holders of Junior Stock.

        While any shares of Exchangeable Preferred Stock are outstanding, the Company may not authorize or create any class or series of stock that is senior to or pari passu with the Exchangeable Preferred Stock with respect to dividends or liquidation without the consent of the holders of 75% of the outstanding shares of Exchangeable Preferred Stock voting together as a separate class.

        No dividends will be paid on the Exchangeable Preferred Stock until after May 14, 1995. Thereafter, holders of the shares of Exchangeable Preferred Stock will be entitled to receive when and as declared by the Board of Directors of the Company, cumulative cash dividends at the rate of 6% per annum of the Liquidation Preference thereof, payable semiannually. Dividends shall accrue from May 15, 1995 and will be cumulative from such date.

        The Company shall not declare, pay or set apart for payment any dividend or other distribution with respect to any Junior Stock (as defined) or, unless
(A) all accrued dividends with respect to the Exchangeable Preferred Stock at the time such dividends are payable have been paid or funds have been set apart for payment of such dividends and (B) sufficient funds have been set apart for the payment of the dividends for the current dividend period with respect to the Exchangeable Preferred Stock. As long as shares of Exchangeable Preferred Stock are outstanding, the Company also shall not (i) issue or authorize the issuance of any shares of Exchangeable Preferred Stock other than those issued on the date of issuance; (ii) create or issue any class of capital stock which is exchangeable into shares of Little Switzerland Common Stock; or (iii) redeem, retire, purchase or otherwise acquire any shares of Junior Stock.

        As used herein, (i) the term "dividend" does not include dividends payable solely in shares of Junior Stock, or options, warrants or rights to holders of Junior Stock to subscribe for or purchase any Junior Stock, and (ii) the term "Junior Stock" means Class A Common Stock, Class B Common Stock of the Company and any other class or capital stock of the Company now or hereafter issued and outstanding that ranks junior as to dividends or liquidation to the Exchangeable Preferred Stock.

        The Revised Debt Agreements, New Senior Secured Notes, and New Senior Subordinated Notes place restrictions on the Company's ability to pay dividends on the Exchangeable Preferred Stock.

        The Company is required to redeem all outstanding shares of Exchangeable Preferred Stock on December 31, 2000 at a price per share equal to the Liquidation Preference thereof. Except as set forth below, Exchangeable Preferred Stock may not be redeemed by the Company prior to May 15, 1995. On and after such date, Exchangeable Preferred Stock may be redeemed at the option of the Company, in whole at any time or in part from time to time, at a price equal to 106% of the Liquidation Preference if redeemed during the twelve-month period beginning on May 15, 1995, and thereafter at prices declining annually to 100% of Liquidation Preference on or after May 14, 1998. In the event that during the period from the Recapitalization Date until the second anniversary thereof, the closing sale price for Little Switzerland Common Stock equals or exceeds $18.75 per share for 30 consecutive trading days, the Company may redeem the Exchangeable Preferred Stock in whole at a price per share equal to 100% of the Liquidation Preference.


        The Revised Debt Agreements, New Senior Secured Notes, and New Senior Subordinated Notes place restrictions on the Company's ability to redeem the Exchangeable Preferred Stock.

        Upon the occurrence of a change of control of the Company and subject to compliance by the Company with its requirements under the Revised Debt Agreements, the IRBs, the New Senior Secured Notes, and the New Senior Subordinated Notes, each holder of Exchangeable Preferred Stock will have the right to require the Company to purchase all or any part, at such holder's option, of such holder's Exchangeable Preferred Stock at a purchase price in cash equal to the Liquidation Preference thereof.

        The Revised Debt Agreements, the IRBs, the New Senior Secured Notes, and the New Senior Subordinated Notes place restrictions on the Company's ability to purchase shares of Exchangeable Preferred Stock upon a change of control of the Company.

        Except under the limited circumstances described below and as required by applicable law, the holders of Exchangeable Preferred Stock have no voting rights. If and whenever two semi-annual dividend payments on the Exchangeable Preferred Stock are in arrears, then during the period (hereinafter called the "Class Voting Period") commencing with such time and ending when all arrearages in dividends on the Exchangeable Preferred Stock shall have been paid, the holders of the Exchangeable Preferred Stock, voting together as a separate class, are entitled to elect one or more additional directors equal to 30% of the entire Board of Directors and each share of Exchangeable Preferred Stock is entitled to one vote in such election of directors. The term of any director so elected shall expire at the end of the Class Voting Period.

                                               SELLING SHAREHOLDERS

    The following table provides certain information with respect to the Securities held and to be offered under this Prospectus (the "Offering") from time to time by each Selling Shareholder. Because the Selling Shareholders may sell all or part of their Securities pursuant to this Prospectus, no estimate can be given as to the number and percentage of shares of Convertible Preferred Stock and Class A Common Stock that will be held by each Selling Shareholder upon termination of the Offering.

                                     Shares of             Shares of          Shares of
                               Convertible Preferred     Class A Common     Class A Common
                                  Stock Offered           Stock Offered   Stock Beneficially
                                Pursuant to this        Pursuant to this      Owned Prior
Selling Shareholder                Prospectus1             Prospectus          to Offering2
- ------------------             -------------------      ----------------  ------------------

Kevin L. Brosh                          226                     452               7,394

MetLife - State Street Research
High Income Fund                     94,263                 188,526             371,830

KS Capital, L.P.                     26,089                  52,178                   0

KS International                      6,806                  13,612                   0

Roy B. McEndre, IRA                     226                     452                   0

International Nederlanden (U.S.)
  Finance Corporation               233,688                 467,376                   0

American Life and Casualty
  Insurance Company                  68,060                 136,120                   0

Northeast Investors
 Trust                              273,659                 547,318           1,079,455

E. Mark Noonan                        5,000                  10,000               7,000

O'Connor & Associates                24,000                  48,000                   0

Loeb Partners Corporation            12,687                  25,374                   0

The Brinson Trust Company, as
  Trustee of the Brinson Trust
  Company Collective Investment
  Trust for Pensions and Profit
  Sharing Trusts - The High
  Yield U.S. Bond Fund               19,331                  38,662                   0

Watson Strategic Investments,
 L.P.                               185,000                 370,000             623,700

Credit Research &
 Trading LLC                         14,960                  29,920                   0

Variable Insurance Products Fund:
  High Income Portfolio               4,000                   8,000                   0

Fidelity Capital &
 Income Fund                        634,076               1,268,152                   0

Fidelity Puritan Fund               112,098                 224,196                   0

                                      Shares of           Shares of          Shares of
                               Convertible Preferred   Class A Common     Class A Common
                                   Stock Offered       Stock Offered   Stock Beneficially
                                  Pursuant to this    Pursuant to this      Owned Prior
Selling Shareholder                  Prospectus1        Prospectus          to Offering2
- ------------------              -------------------  ----------------  ------------------

Fidelity High Yield Bond
  Collective Trust,
  by Fidelity Management
  Trust Company, as
  trustee                              2,711               5,422                   0

Lehman Brothers, Inc.                 45,373              90,746             301,480

CPI Securities, L.P.                  23,750              47,500              19,100

GRS Partners II                       31,750              63,500                   0

Value Realization Fund,
 L.P.                                 62,500             125,000                   0

Corporate Rebuilding
 Managers, L.P.                       19,331              38,662              76,250

Scraggy Neck Investors,
 L.P.                                 23,197              46,394              91,500

CARPS IV Ltd.                         22,686              45,372              89,490

The SC Fundamental
 Value Fund, L.P.                    205,677             411,354             254,678

SC Fundamental Value
 BVI, LTD.                            83,869             167,738             101,657

Certain Funds managed by SC
  Fundamental Inc.,
  as agent                             8,500              17,000              10,500

George Donald Boyer                      113                 226                   0

Mary Ross Gilbert                      2,000               4,000                   0

Dunlap-Swain Tire                      1,134               2,268                   0

First Boston Corp.                    55,000             110,000                   0

Executive Life Insurance
 Co. of New York in
 Rehabilitation                        9,278              18,556             245,700

Bell Atlantic MPT-
 Restructuring A/C                    70,000             140,000                   0
                                   ---------             -------
     Total                         2,381,038           4,762,076
- ------------------------

1 All shares of Convertible Preferred Stock offered pursuant to this Prospectus were owned by the respective Selling Shareholders prior to the Offering.

2 Does not include shares of Class A Common Stock offered pursuant to this Prospectus.

    The Company will not receive any of the proceeds from the sale of the Securities by the Selling Shareholders.

                           PLAN OF DISTRIBUTION

    The Securities may be sold from time to time to purchasers directly by any of the Selling Shareholders. Alternatively, any of the Selling Shareholders may from time to time offer the Securities through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Securities for whom they may act as agent. The Selling Shareholders and any such underwriters, dealers or agents who participate in the distribution of the Securities may be deemed to be underwriters, and any profits on the sale of the Securities by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

    The Company has been advised by each Selling Shareholder that the Selling Shareholders may sell their Securities from time to time in transactions on the American Stock Exchange, in negotiated transactions, by writing options on the Securities or by a combination of these methods, at fixed prices which may be changed, at varying prices determined at the time of sale, at market prices at the time of sale, at prices related to market prices or at negotiated prices. Such prices will be determined by the Selling Shareholders or by agreement between the Selling Shareholders and underwriters or dealers. The Selling Shareholders may effect these transactions by selling the Securities to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders or the purchasers of the Securities for whom the broker-dealer may act as an agent or to whom they may sell the Securities as a principal, or both. The compensation to a particular broker-dealer may be in excess of customary commissions.

    In connection with the Private Placement, the Company entered into a Registration Rights Agreement with the Selling Shareholders. Pursuant to this agreement, the Company agreed to use its best efforts (i) to file a registration statement covering the resale of the Securities held by the Selling Shareholders within 60 days after the Issuance Date and (ii) to keep such registration statement effective until the earlier of (x) the date on which the Selling Shareholders notify the Company that they may dispose of the Securities which were acquired pursuant to the Private Placement pursuant to rule 144(k) under the Securities Act or (y) the date on which the Selling Shareholders no longer own any of such Securities. Under this agreement, if such registration statement is not continuously effective for 120 days during any six month period, the Company will make a cash payment to the Selling Shareholders equal to the product of (x) .00125 and (y) the aggregate liquidation value of the Securities owned by the Selling Shareholders as of the date of such payment which were acquired pursuant to the Private Placement (the "Illiquidity Payment"). In the event that the Company fails to satisfy this test for four consecutive months, the amount of the cash payment required to be made by the Company will be increased by 100% of the Illiquidity Payment for such calendar month and for each consecutive calendar month thereafter in which the Company is obligated to make an Illiquidity Payment.

    Pursuant to the Registration Rights Agreement, the Company has agreed to indemnify each Selling Shareholder against all liabilities, including liabilities under the Securities Act, caused by any untrue statement of a material fact in this Prospectus or by any omission to state a material fact required to be stated in this Prospectus or necessary to make any statement in this Prospectus not misleading, except insofar as such liabilities are caused by any untrue statement or omission in any written information furnished to the Company by the Selling Shareholder for use in this Prospectus.

    In order to comply with certain states' securities laws, if applicable, the Securities will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the Securities may not be sold unless the Securities have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained.

                       DESCRIPTION OF CAPITAL STOCK

Preferred Stock

        The Company is currently authorized to issue up to 5,000,000 shares of preferred stock, par value $1.00 per share (the "Preferred Stock"). Pursuant to the Company's Articles, the Board of Directors is authorized, without further stockholder approval, to issue shares of Preferred Stock in one or more series. Each such series of Preferred Stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as determined by the Board of Directors. Any such Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both. In connection with the consummation of the Recapitalization, the Company filed a certificate of designation authorizing the issuance of up to 2,700,000 shares of Exchangeable Preferred Stock and issued 2,533,255 shares of such stock. On November 23, 1994, holders of 2,381,038 shares of Exchangeable Preferred Stock exchanged such stock (the "Exchange") for an aggregate of 2,381,038 shares of Little Switzerland Common Stock. Pursuant to the certificate of designation for the Exchangeable Preferred Stock, all such shares of Exchangeable Preferred Stock which were exchanged for shares of Little Switzerland Common Stock were restored to the status of authorized but unissued shares of Preferred Stock, without designation as to series. Subsequent to the Exchange and prior to the issuance of the Convertible Preferred Stock, the Company filed the Certificate of Designation authorizing the issuance of up to 2,533,255 shares of Convertible Preferred Stock.

        The issuance of Preferred Stock, while providing desirable flexibility in connection with a possible investment in the Company, possible acquisitions by the Company and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring the Company.

        As of March 1, 1995, there were 3 holders of record of Exchangeable Preferred Stock and 31 holders of record of Convertible Preferred Stock. The transfer agent for the Exchangeable Preferred Stock and the Convertible Preferred Stock is State Street Bank and Trust Company.

Common Stock

        The Company is authorized to issue up to 40,000,000 shares of Class A Common Stock and 8,000,000 shares of Class B Common Stock. Except as noted below, holders of both classes of Common Stock are entitled to receive ratably, such dividends as may be declared by the Board of Directors. In the event of a liquidation, dissolution or winding up of the Company, holders of both classes of Common Stock have the right to a ratable portion of assets remaining after payment of liabilities and distribution of liquidation preferences to holders of any outstanding shares of Preferred Stock. See "--Preferred Stock." The holders of Common Stock have no preemptive rights or, except in the case of the Class B Common Stock, rights to convert their Common Stock into any other securities and such holders are not subject to future calls or assessments by the Company. All outstanding shares of Common Stock are fully paid and non-assessable. The transfer agent for the Common Stock is State Street Bank and Trust Company.

        Class A Common Stock

        Each share of Class A Common Stock entitles the holder thereof to one vote on all matters submitted to the stockholders of the Company generally. All actions submitted to a vote of stockholders will be voted on by holders of Class A Common Stock and of Class B Common Stock voting together, provided however, that twenty-five percent (25%) of the Directors of the Company are Class A Directors and are elected by a majority vote of the holders of Class A Common Stock voting separately as a class. Except for the aforementioned election of Directors and as otherwise provided by law, there is no separate class voting on any matters. The Class A Common Stock also is entitled to a dividend preference over the Class B Common Stock. See "--Class B Common Stock." As of March 1, 1995, there were approximately 1002 record holders of the Class A Common Stock.

        Class B Common Stock

        Each share of Class B Common Stock entitles the holder thereof to ten
(10) votes on all matters submitted to stockholders. All actions submitted to a vote of stockholders will be voted on by holders of Class

A Common Stock and of Class B Common Stock voting together except as noted above. See "--Class A Common Stock." Except for the aforementioned election of Directors and as otherwise provided by law, there is no separate class voting on any matters.

        As of the date of this Prospectus, the Class B Common Stock represents 9.45% of the Company's outstanding equity, but has 51.06% of the combined voting power of the Company's outstanding Class A Common Stock, Class B Common Stock and Convertible Preferred Stock (voting on an as-converted basis). Holders of the Class B Common Stock will be able to elect 75% of the directors of the Company as long as they hold at least 9.09% of the Company's outstanding equity (assuming no change in the total number of outstanding shares of Common Stock). In addition, such holders of Class B Common Stock will have the ability to approve or disapprove acquisitions, mergers, consolidations and similar extraordinary transactions requiring a vote of stockholders. See "--Massachusetts Anti-Takeover Laws and Certain Provisions of the Articles and By-Laws."

        Cash dividends may be declared and paid on Class B Common Stock only if a dividend of an amount of cash at a quarterly rate no less than $.025 per share in excess of the dividend on Class B Common Stock will be paid on Class A Common Stock. The Board in its discretion also may declare and pay a dividend in stock of the Company, provided, however, that such dividend shall be declared pro rata on both Class A Common Stock and Class B Common Stock.

        Each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

        As of March 1, 1995, there were 29 record holders of the Class B Common Stock.

Registration Rights

        In connection with the Recapitalization, the Company entered into a registration effectiveness agreement with certain securityholders which requires the Company to keep effective a registration statement covering the New Senior Secured Notes, New Senior Subordinated Notes and Class A Common Stock owned by such securityholders. The Company is required to bear all expenses of such registration, other than certain expenses of the securityholders.

        The warrants (the "Warrants") granted to the Financial Advisors in connection with the Recapitalization provide the Financial Advisors with the right to have the shares of Class A Common Stock issued upon exercise of the Warrants registered by the Company in certain circumstances. Capitalized terms used in this paragraph and not otherwise defined herein are defined in the Warrants. Pursuant to the Warrants, if, at any time after the date on which the Warrants are granted, the Company proposes to register any Class A Common Stock under the Securities Act in connection with the public offering of such securities for its own account or the account of a security holder or holders exercising their respective demand rights, other than certain offerings, the holders of Registerable Securities shall be entitled to include such Registerable Securities in such registration. If such registration is an underwritten public offering, the underwriter may exclude from registration some or all of the Registerable Securities if the underwriter determines that marketing factors so require. The Company generally is required to bear all expenses of any registration pursuant to the Warrants, other than certain expenses of the holders of Registerable Securities.

Massachusetts Anti-Takeover Laws and Certain Provisions of the Articles and By-Laws

        A number of provisions of the Articles and By-Laws deal with matters of corporate governance and the rights of stockholders. Certain of these provisions, as well as certain sections of the Massachusetts General Laws, the Company's two classes of Common Stock, which have unequal voting rights, and the ability of the Board of Directors to issue shares of Preferred Stock and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors (including takeovers which certain stockholders may deem to be in their best interests). To the extent takeover attempts are discouraged, temporary fluctuations in the market price of Class A Common Stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions, together with classified Board of Directors, the two classes of Common Stock and the ability of the Board to issue Preferred Stock without further stockholder action, also could delay or frustrate the removal of incumbent Directors or the assumption of control by stockholders, even if such removal or assumption would be beneficial to stockholders of the Company. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if they could be favorable to the interests of stockholders, and could potentially depress the market price of Class A Common Stock. The Board of Directors of the Company believes that these provisions are appropriate to protect the interests of the Company and all of its stockholders. The Board of Directors has no present plans to adopt any other measures or devices which may be deemed to have an "anti-takeover effect."

        Under Chapter 110F of the Massachusetts General Laws, a Massachusetts corporation like the Company with more than 200 stockholders may not engage in a "business combination" (as defined below) with an "interested stockholder" (as defined below) for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless (i) the interested stockholder obtains the approval of the Board of Directors prior to becoming an interested stockholder, (ii) the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by certain affiliates of the corporation) at the time it becomes an interested stockholder or (iii) the business combination is approved by both the Board of Directors and the holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). An "interested stockholder" generally is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 5% or more of the outstanding voting stock of the corporation. A "business combination" includes a merger, a stock or asset sale, and certain other specified transactions resulting in a financial benefit to the interested stockholder.

        Under Chapter 110D of the Massachusetts General Laws, any person (hereinafter, the "acquirer") who makes a bona fide offer to acquire, or acquires, shares of stock of a Massachusetts corporation like the Company that when combined with shares already owned, would increase the acquirer's ownership to at least 20%, 33 1/3%, or a majority of the voting stock of such company, must obtain the approval of a majority of shares held by all stockholders except the acquirer and the officers and inside Directors of the corporation in order to vote the shares acquired.

        The Articles contain a super majority voting provision, pursuant to which 90% of the votes entitled to be voted thereon are required for the approval of certain business combinations (including mergers, consolidations, sale of substantially all of the Company's assets, and liquidations), if the business combination has not been approved by a majority of the Directors then in office.

        The Articles contain a super majority voting provision, pursuant to which 90% of the votes entitled to be voted thereon are required for the approval by the stockholders of any amendments, alterations, change, or repeal of the Articles and By-Laws if such action has not been first approved by the Company's Board of Directors then in office.

        In addition to the above-described provisions, the Articles provide that Directors may not be removed, with or without cause, except by vote of 90% of the votes entitled to be voted thereon, or by vote of a majority of the members of the Board of Directors then in office. The Articles divide the Board of Directors into three equal classes, with members of each class to serve for three years. In addition, the By-Laws set forth certain notice and informational requirements and time limitations on any Director nomination which a stockholder wishes to propose for consideration at an annual or special meeting of stockholders.

Indemnification; Limitation of Liability

        The By-Laws provide that the Directors and officers of the Company shall be indemnified by the Company to the fullest extent authorized by Massachusetts law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company. In addition, the Articles provide that the Directors of the Company will not be personally liable for monetary damages to the Company for certain breaches of their fiduciary duty as Directors, unless they violated their duty of loyalty to the Company or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their actions as Directors.

                                     MATERIAL FEDERAL INCOME TAX CONSEQUENCES

General

        The discussion set forth below is a summary of the material federal income tax consequences associated with the ownership and disposition of Convertible Preferred Stock and Class A Common Stock. The following discussion represents the opinion of Goodwin, Procter & Hoar, counsel to the Company ("Tax Counsel"), on the matters associated with such consequences that are material. The federal income tax discussion set forth below does not purport to be a complete analysis or listing of all potential tax considerations that may be relevant to a decision to purchase Convertible Preferred Stock or Class A Common Stock. The discussion is applicable only to investors who will hold the Convertible Preferred Stock and Class A Common Stock as "capital assets" (generally property held for investment within the meaning of Section 1221 of the Code). It does not address either the tax consequences that may be relevant to particular categories of investors subject to special treatment under certain federal income tax laws, such as dealers in securities, banks, insurance companies, tax-exempt organizations and foreign investors, or any tax consequences arising under the laws of any state, locality or foreign jurisdiction. The discussion is based upon currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations promulgated thereunder and current administrative rulings and court decisions. All of the foregoing are subject to change, and any such change could affect the continuing validity of this discussion.

Tax Consequences of Holding Stock

        Dividends

        Dividends paid to holders of Convertible Preferred Stock or Class A Common Stock in cash or in additional shares of Convertible Preferred Stock will be taxable as ordinary income to the extent of the Company's current or accumulated earnings and profits for tax purposes. In the case of dividends paid in additional shares of Convertible Preferred Stock, the amount of the taxable income recognized by a holder will be the fair market value of such additional shares on the date of distribution. The holder's tax basis in such additional shares of Convertible Preferred Stock will be the fair market value of the shares on the distribution date.

        To the extent that the amount of any distribution on the Convertible Preferred Stock or Class A Common Stock, in cash or additional shares of Convertible Preferred Stock (the amount of such stock distribution being equal to the fair market value of such stock on the date of distribution), exceeds the Company's current accumulated earnings and profits for tax purposes, such distributions will be treated as a return of capital (rather than as ordinary income) and will be applied against and reduce the adjusted basis of the Convertible Preferred Stock in the hands of each holder, thus increasing the amount of gain (or reducing the amount of loss) which may be realized by such holder upon the sale of such Convertible Preferred Stock. The amount of any distribution which exceeds the adjusted basis of the Convertible Preferred Stock in the hands of the holder as of the distribution date will be taxed as capital gain (provided the Convertible Preferred Stock is held as a capital asset).

        Under Section 243 of the Code, distributions received by corporate holders on the Convertible Preferred Stock or Class A Common Stock, to the extent of the Company's current or accumulated earnings and profits, will qualify for the 70% dividends received deduction. However, under Section 246A of the Code, to the extent that a holder incurs indebtedness "directly attributable" to the purchase of Convertible Preferred Stock, the deduction for dividends received on such stock is proportionately disallowed. In addition, under Section 246(c) of the Code, the dividends received deduction will not be available with respect to stock which is held for 45 days or less (90 days or less in the case of a dividend on Convertible Preferred Stock attributable to a period or periods aggregating more than 366 days). A taxpayer's holding period for these purposes is reduced by periods during which the taxpayer has an option to sell, is under a contractual obligation to sell, has made (but not closed) a short sale of substantially identical stock or securities or is the grantor of an option to purchase substantially identical stock or securities. A taxpayer's holding period also is reduced where the taxpayer's risk of loss with respect to the stock is considered diminished by reason of the taxpayer holding one or more positions in substantially similar or related property. Proposed regulations issued on May 26, 1993 offered guidance on the application of this rule. These proposed regulations are prospective, except for certain specified transactions, including a short sale of common stock when the taxpayer holds convertible preferred stock of the same issuer and the price changes of the common stock are related to price changes on the convertible preferred stock. Further, the dividends received deduction will also not be available if the taxpayer is under an obligation to make related payments with respect to positions in substantially similar or related property. Potential corporate purchasers of the Convertible Preferred Stock should consult their tax advisors to determine how these limitations might apply to them.

        Special rules may apply to a corporate holder of Convertible Preferred Stock or Class A Common Stock who receives a dividend with respect to such stock that is considered to be an "extraordinary dividend" within the meaning of
Section 1059 of the Code. If a corporate holder receives such an extraordinary dividend with respect to the Convertible Preferred Stock or Class A Common Stock, and if the holder has not held such stock for more than two years before the Company declares, announces, or agrees to the amount or payment of such dividend, whichever is earliest, then the holder's basis in the stock will be reduced (but not below zero) by any nontaxed portion of the dividend, which generally is the amount of the dividends received deduction. For purposes of determining if the Convertible Preferred Stock or Class A Common Stock has been held for more than two years, rules similar to those that are applicable to determining how long such stock has been held for purposes of the dividends received deduction will apply. Upon the sale or disposition of the Convertible Preferred Stock or Class A Common Stock, any part of the nontaxed portion of an extraordinary dividend that has not been applied to reduce basis because of the limitation on reducing basis below zero will be treated as gain from the sale or exchange of such stock.

        An "extraordinary dividend" on the Convertible Preferred Stock or Class A Common Stock generally will include a dividend received by a holder that: (i) equals or exceeds either five percent (for preferred stock) or ten percent (for common stock) of the holder's adjusted basis in the stock, treating all dividends having ex-dividend dates within an 85-day period as one dividend; or
(ii) exceeds 20 percent of the holder's adjusted basis in the stock (determined without regard to any reduction for the nontaxed portion of other extraordinary dividends), treating all dividends having ex-dividend dates within a 365-day period as one dividend. A holder may elect to use the fair market value of the stock, rather than its adjusted basis, for purposes of applying the five or ten percent and 20 percent limitations, if the holder is able to establish such fair market value to the satisfaction of the Internal Revenue Service (the "IRS"). An "extraordinary dividend" will also include any amount treated as a dividend upon a redemption of the Convertible Preferred Stock or Class A Common Stock that is either part of a partial liquidation of the Company under Section 302(e) of the Code or not pro rata as to all shareholders, and the basis reduction and gain recognition rules described in the preceding paragraph will apply to such an extraordinary dividend without regard to the period the holder held the stock.

        A dividend on the Convertible Preferred Stock received by a holder generally will be a "qualified preferred dividend" if: (i) the stock was not in arrears as to dividends when acquired by the holder; and (ii) the holder's actual rate of return on such stock, as determined under Section 1059(e)(3) of the Code, does not exceed 15 percent. Where a qualified preferred dividend received with respect to the Convertible Preferred Stock would otherwise be treated as an extraordinary dividend: (i) the basis reduction rules generally applicable to extraordinary dividends will not apply if the holder holds the stock for more than five years; and (ii) if the holder disposes of the stock before it has been held for more than five years, the aggregate reduction in basis under such basis reduction rules will not exceed the excess of the qualified preferred dividends paid on such stock during the period held by the taxpayer over the qualified preferred dividends which would have been paid during such period on the basis of the stated rate of return on such stock as determined under Section 1059(e)(3) of the Code. For purposes of determining if the Convertible Preferred Stock has been held for more than five years, rules similar to those that are applicable to determining how long such stock has been held for purposes of the dividends received deduction will apply.

        In addition to the foregoing rules which limit the dividends received deduction, a corporate holder of the Convertible Preferred Stock in general may, for purposes of computing its alternative minimum tax liability, be required to include in its alternative minimum taxable income the amount of any dividends received deduction allowed in computing regular taxable income.

        Adjustment of Conversion Price

        Holders of the Convertible Preferred Stock may be deemed to have received a constructive distribution of stock that is taxable as a dividend if, among other things, the conversion price of the Convertible Preferred Stock is adjusted to reflect a cash or property distribution with respect to outstanding common stock. However, an adjustment to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interests of the holders generally will not be considered to result in a constructive stock dividend. If a nonqualifying adjustment were made, the holders of the Convertible Preferred Stock, as indicated above, might be deemed to have received a taxable stock dividend.

        Any such constructive dividends may constitute (and cause other dividends to constitute) "extraordinary dividends" to corporate holders. Any such extraordinary dividends would be subject to the rules relating to such dividends described above.

        Redemption Premium

        If the redemption price of redeemable preferred stock exceeds its issue price, all or a portion of the excess may constitute an unreasonable redemption premium, taxable as a dividend to the extent of the issuing corporation's current or accumulated earnings and profits over the period during which the preferred stock cannot be redeemed. In the case of redeemable preferred stock that the issuer is not required to redeem at a specified time, a premium is considered to be reasonable if it is in the nature of a penalty for a premature redemption and if the premium does not exceed the amount the issuer would be required to pay for the redemption right under market conditions existing at the time of issuance of the preferred stock. If the redemption premium payable on the Convertible Preferred Stock is considered unreasonable under the foregoing rules, a holder of Convertible Preferred Stock would take the amount of such premium (the excess of the redemption price over the issue price) into income over the period during which the stock cannot be called for redemption under an economic accrual method. The Revenue Reconciliation Act of 1990 authorized the Treasury Department to promulgate new regulations to govern the federal income tax treatment of redemption premiums on preferred stock. Under proposed regulations (the "Proposed 305 Regulations") that would not apply to stock issued before publication of final regulation, and thus would not by their terms apply to the Convertible Preferred Stock, in the case of redeemable preferred stock that the issuer is not required to redeem at a specified time, the premium may be taxable as a dividend only if redemption pursuant to the issuer's call right is more likely than not to occur. The Proposed 305 Regulations provide that a redemption is not treated as more likely than not to occur if (i) the issuer and the holder are not related within the meaning of Section 267(b) or
Section 707(b) of the Code, (ii) there are no arrangements that effectively required the issuer to redeem the stock, and (iii) the exercise of the right to redeem would not reduce the yield of the stock. Even if the redemption is more likely than not to occur, the premium will not be taxable as a dividend if the premium is solely in the nature of a penalty for premature redemption. A penalty for premature redemption is a premium paid as a result of changes in economic or market conditions over which neither the issuer nor the holder has control. There can be no assurance final regulations will not differ from the Proposed 305 Regulations and have retroactive effect.

        Redemption

        A redemption of Convertible Preferred Stock for cash will be treated as a distribution that is taxable as a dividend to the extent of the Company's current or accumulated earnings and profits unless the redemption (a) is "not essentially equivalent to a dividend" with respect to the holder under Section 302(b)(1) of the Code; (b) is "substantially disproportionate" with respect to the holder under Section 302(b)(2) of the Code; or (c) results in a "complete redemption" of the holder's stock interest in the Company under Section 302(b)(3) of the Code. In determining whether any of these tests have been met, ownership of all shares of stock of the Company (including common stock and other equity interests actually owned, as well as shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in
Section 318 of the Code) must generally be taken into account. If any of the foregoing tests is met, then, except with respect to declared and unpaid dividends, if any, the redemption of shares of Convertible Preferred Stock for cash will result in taxable capital gain or loss equal to the difference between the amount of cash received and the holder's tax basis in the redeemed shares. Any capital gain or loss will be long-term capital gain or loss if the shareholder's holding period exceeds one year. Based on a published IRS ruling, the redemption of a shareholder's Convertible Preferred Stock for cash will be treated as "not essentially equivalent to a dividend" if, taking into account the constructive ownership rules, (a) the shareholder's relative stock interest in the Company is minimal, (b) the shareholder exercises no control over the Company's affairs, and (c) there is a reduction in the holder's proportionate interest in the Company.

        If a redemption of Convertible Preferred Stock is treated as distribution that is taxable as a dividend, as opposed to consideration received in a sale or exchange, the amount of the distribution will be measured by the amount of cash received by the holder. The holder's adjusted tax basis in the Convertible Preferred Stock will be transferred to any remaining stock holdings in the Company. If the holder does not retain any stock ownership in the Company, it is unclear whether the holder will lose the basis entirely. Under
Section 1059 of the Code, the term "extraordinary dividend" includes any redemption of stock that is treated as a dividend and that is non-pro rata as to all stock, including holders of common stock, irrespective of holding period. Consequently, to the extent on exchange of Convertible Preferred Stock for cash constitutes a distribution taxable as a dividend, it may constitute an "extraordinary dividend" to a corporate shareholder.

        Each prospective investor should consult with his tax advisor as to whether a redemption for cash will be treated as a dividend.

        Conversion of Convertible Preferred Stock into Class A Common Stock

        No gain or loss generally will be recognized upon conversion of shares of Convertible Preferred Stock into shares of Class A Common Stock, except with respect to any cash paid in lieu of fractional shares of Class A Common Stock, which generally will be capital gain. Additionally, if the conversion takes place when there is a dividend arrearage on the Convertible Preferred Stock and the fair market value of the Class A Common Stock exceeds the issue price of the Convertible Preferred Stock, a portion of the Class A Common Stock received might be treated as a dividend distribution, taxable as ordinary income. The tax basis of the Class A Common Stock received upon conversion will be equal to the tax basis of the shares of Convertible Preferred Stock (assuming the conversion is not treated as resulting in the payment of a dividend) converted, and the holding period of the Class A Common Stock will include the holding period of the shares of Convertible Preferred Stock converted. The tax basis of any Class A Common Stock treated as a dividend will be equal to its fair market value on the date of the distribution.

        Other Disposition of Convertible Preferred Stock or Class A Common Stock

        Upon the sale of shares of Convertible Preferred Stock or Class A Common Stock to or with a person other than the Company, a holder will recognize capital gain or loss equal to the difference between the amount realized on such sale and the holder's adjusted basis in such stock. Any capital gain or loss recognized will generally be treated as long-term capital gain or loss if the holder held such stock for more than one year. For this purpose, the period for which the Convertible Preferred Stock was held would be included in the holding period of the Class A Common Stock received upon conversion.

        Backup Withholding

        Under Section 3406 of the Code and applicable regulations thereunder, a holder of the Convertible Preferred Stock or Class A Common Stock may be subject to backup withholding at the rate of 31% with respect to dividends paid on, or the proceeds of a sale or redemption of, the Convertible Preferred Stock or Class A Common Stock. If: (i) the holder ("payee") fails to furnish or certify a taxpayer identification number to the payor; (ii) the Service notifies the payor that the taxpayer identification number furnished by the payee is incorrect;
(iii) there has been a "notified payee underreporting" described in Section 3406(c) of the Code; or (iv) there has been a "payee certification failure" described in Section 3406(d) of the Code, then the Company generally will be required to withhold an amount equal to 31% of any dividend or redemption payment made with respect to the Convertible Preferred Stock or Class A Common Stock. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a credit against the holder's federal income tax liability or as a refund.

    THE FOREGOING SUMMARY OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION AND DISPOSITION OF CONVERTIBLE PREFERRED STOCK AND CLASS A COMMON STOCK IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING ON AN INDIVIDUAL BASIS. A PARTICULAR HOLDER S DECISION TO ACQUIRE CONVERTIBLE PREFERRED STOCK AND CLASS A COMMON STOCK MAY REQUIRE CONSIDERATION OF FEDERAL INCOME TAX CONCERNS OR ISSUES WHICH ARE NOT DISCUSSED ABOVE. MOREOVER, IN ADDITION TO THE FEDERAL INCOME TAX CONSEQUENCES DISCUSSED ABOVE, THE ACQUISITION AND DISPOSITION OF CONVERTIBLE PREFERRED STOCK AND CLASS A COMMON STOCK MAY HAVE SIGNIFICANT STATE, LOCAL OR FOREIGN INCOME TAX CONSEQUENCES WHICH ARE NOT DISCUSSED ABOVE. ACCORDINGLY, PROSPECTIVE PURCHASERS OF CONVERTIBLE PREFERRED STOCK AND CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISOR CONCERNING THE TAX CONSEQUENCES OF SUCH PURCHASE TO SUCH HOLDER, WITH SPECIFIC REFERENCE TO THE EFFECT OF ITS OWN PARTICULAR FACTS AND CIRCUMSTANCES ON THE MATTERS DISCUSSED HEREIN.

                              LEGAL OPINIONS

    The legality of the Convertible Preferred Stock, and the shares of Class A Common Stock issuable upon conversion thereof, has been passed upon for the Company by Goodwin, Procter & Hoar, Boston, Massachusetts. All material federal income tax consequences associated with the purchase, ownership and disposition of the Convertible Preferred Stock has been passed upon by Goodwin, Procter & Hoar. Richard E. Floor, a Director and Clerk of the Company, is the beneficial owner of 133,000 shares of Class A Common Stock and his professional corporation is a partner in the firm of Goodwin, Procter & Hoar. Mr. Floor is also co-trustee of certain trusts for the benefit of Mr. Carey's minor children which own, in the aggregate, 186,000 shares of Class A Common Stock and 140,253 shares of Class B Common Stock.

                                  EXPERTS
    The audited financial statements and schedules in the Company's Annual Report on Form 10-K for the fiscal year ended February 27, 1994 (a copy of which is incorporated herein by reference), have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                  PART II

                  Information Not Required in Prospectus

Item 14.  Other Expenses of Issuance and Distribution

    The following table sets forth an itemized statement of all expenses expected to be incurred in connection with the issuance and distribution of the securities being registered (all of which are estimated).

    All expenses in connection with the registration and distribution of the securities shall be borne by the Company.

     Securities and Exchange Commission
       filing fee. . . . . . .                    $2,331
     American Stock Exchange filing fee. . .      17,500
     Legal fees and expenses .                    40,000
     Accounting fees and expenses. . . .          12,500
     Blue sky fees and expenses. . . . .           2,000
     Miscellaneous . . . . . .                     1,000
                                                 -------
                                                 $75,331

Item 15.  Indemnification of Directors and Officers

    Section 67 of the Business Corporation Law of the Commonwealth of Massachusetts provides that indemnification of directors, officers, employees or other agents may be provided by a corporation. Section 13(b)(11/2) of the Business Corporation Law of the Commonwealth of Massachusetts provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Sections 61 or 62 of the Massachusetts Business Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

    The Company's Articles of Organization contain a provision which limits the personal liability of directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director to the extent permitted above.

    Article 9 of the Company's By-Laws provides:

        (1)       Indemnification.  Definitions, for purposes of this section:

                      (a) A "Director" or "Officer" means any person serving as
                  a director of the corporation or in any other office filled by appointment or election by the directors or the stockholders and also includes (i) a Director or Officer of the corporation serving at the request of the corporation as a director, officer, employee, trustee, partner or other agent of another organization, and (ii) any person who formerly served as a Director or Officer;

                      (b) "Expenses" means (i) all expenses (including
                  attorneys' fees and disbursements) actually and reasonably incurred in defense of a Proceeding, in being a witness in a Proceeding, or in successfully seeking indemnification under this Article, (ii) such expenses incurred in connection with a Proceeding initiated by a Director or Officer as may be approved by the Board of Directors, and (iii) any judgments, awards, fines or penalties paid by a Director or Officer in connection with a Proceeding or reasonable amounts paid in settlement of a Proceeding; and

                      (c) A "Proceeding" means any threatened, pending or
                  completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and any claim which could be the subject of a Proceeding.

        (2) Right to Indemnification. Except as limited by law, the corporation shall indemnify its Directors and Officers against all Expenses incurred by them in connection with any Proceedings in which they are involved as a result of their service as a Director or Officer, except that (i) no indemnification shall be provided for any Director or Officer regarding a matter as to which it shall be determined pursuant to Section 5 of this Article or adjudicated that he did not act in good faith and in the reasonable belief that his action was in the best interests of the corporation, or with respect to a criminal matter, that he had reasonable cause to believe that his conduct was unlawful, and (ii) no indemnification shall be provided for any Director or Officer with respect to any Proceeding by or in the right of the corporation or alleging that a Director or Officer received an improper personal benefit if he is adjudged liable to the corporation in such Proceeding or, in the absence of such an adjudication, if he is determined to be ineligible for indemnification under the circumstances pursuant to Section 5 of this Article; provided, however, that indemnification of Expenses incurred by a Director or Officer in successfully defending a Proceeding alleging that he received an improper personal benefit as a result of his status as such may be paid if and to the extent authorized by the Board of Directors.

        (3) Settled Proceedings. If a Proceeding is compromised or settled in a manner which imposes any liability or obligation upon a Director or Officer, (i) no indemnification shall be provided to him with respect to a Proceeding by or in the right of the corporation unless a court having jurisdiction determines that indemnification is reasonable and proper under the circumstances, and (ii) no indemnification shall be provided to him with respect to any other type of Proceeding if it is determined pursuant to Section 5 of this Article on the basis of the circumstances known at that time (without further investigation) that said Director or Officer is ineligible for indemnification.

        (4) Advance Payments. Except as limited by law, Expenses incurred by a Director or Officer in defending any Proceeding, including a Proceeding by or in the right of the corporation, shall be paid by the corporation to said Director or Officer in advance of final disposition of the Proceeding upon receipt of his written undertaking to repay such amount if he is determined pursuant to Section 5 of this Article or adjudicated to be ineligible for indemnification, which undertaking shall be an unlimited general obligation but need not be secured and may be accepted without regard to the financial ability of such person to make repayment; provided, however, that no such advance payment of Expenses shall be made if it is determined pursuant to Section 5 of this Article on the basis of the circumstances known at that time (without further investigation) that said Director or Officer in ineligible for indemnification.

        (5) Determinations; Payments. The determination of whether a Director or Officer is eligible or ineligible for indemnification under this Article shall be made in each instance by (a) a majority of the Directors or a committee thereof who are not parties to the Proceeding in question, (b) independent legal counsel appointed by a majority of such Directors, or if there are none, by a majority of the Directors in office, or (c) a majority vote of the stockholders who are not parties to the Proceeding in question. Notwithstanding the foregoing, a court having jurisdiction (which need not be the court in which the Proceeding in question was brought) may grant or deny indemnification in each instance under the provisions of law and this Article. The corporation shall be obliged to pay indemnification applied for by a Director or Officer unless there is an adverse determination (as provided above) within 45 days after the application. If indemnification is denied, the applicant may seek an independent determination of his right to indemnification by a court, and in such event the corporation shall have the burden of proving that the applicant was ineligible for indemnification under this Article.

        (6) Insurance. The corporation shall have power to purchase and maintain insurance on behalf of any agent, employee, director or officer against any liability or cost incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have power to indemnify him against such liability or cost.

        (7) Responsibility With Respect to Employee Benefit Plan. If the corporation or any of its Directors or Officers sponsors or undertakes any responsibility as a fiduciary with respect to an employee benefit plan, then for purposes of indemnification of such persons under this Article (i) a "Director" or "Officer" shall be deemed to include any Director or Officer of the corporation who serves at its request in any capacity with respect to said plan, (ii) such Director or Officer shall not be deemed to have failed to act in good faith in the reasonable belief that his action was in the best interests of the corporation if he acted in good faith in the reasonable belief that his action was in the best interests of the participants or beneficiaries of said plan, and (iii) "Expenses" shall be deemed to include any taxes or penalties imposed on such Director or Officer with respect to said plan under applicable law.
        (8) Heirs and Personal Representatives. The indemnification provided by this Article shall inure to the benefit of the heirs and personal representatives of a Director or Officer.

        (9) Non-Exclusivity. The provisions of this Article shall not be construed to limit the power of the corporation to indemnify its Directors or Officers to the full extent permitted by law or to enter into specific agreements, commitments or arrangements for indemnification permitted by law. In addition, the corporation shall have power to indemnify any of its agents or employees who are not Directors or Officers on any terms not prohibited by law which it deems to be appropriate. The absence of any express provision for indemnification herein shall not limit any right of indemnification existing independently of this Article.

        (10) Amendment. The provisions of this Article may be amended or repealed by the stockholders; however, no amendment or repeal of such provisions which adversely affects the rights of a Director or Officer under this Article with respect to his acts or omissions at any time before or after such amendment or repeal, shall apply to him without his consent.



Item 16.  Exhibits

    4.1   Certificate of Vote of Directors Establishing the Convertible Preferred  Previously
          Stock, par value $1.00 per share, dated as of November 23, 1994.              Filed

    4.3   Indenture governing 10 1/4% Subordinated Notes due 1995 (the "Old           *1*(4.1)
          10 1/4 Notes"), dated as of July 1, 1985 from Town & Country Jewelry Mfg.
          Corporation to The First National Bank of Boston, as Trustee.

    4.4   Supplemental Indenture relating to the Old 10 1/4% Notes, dated as of       *9*(4.3)
          dated as of May 14, 1993, from Town & Country Corporation
          to The Bank of New York, as Trustee.

    4.5   Amended and Restated Indenture governing the Old 10 1/4% Notes,             *9*(4.1)
          dated as of May 14, 1993, from Town & Country Corporation to The Bank of New York, as Trustee.

    4.6   Indenture governing 13% Senior Subordinated Notes due                       #3#(4.2)
          December 15, 1998 (the "Old 13% Notes"), dated as of December 16, 1988, from Town & Country Corporation to Bank of New England, N.A., as
          Trustee.

    4.7   Supplemental Indenture relating to the Old 13% Notes, dated as              *9*(4.4)
          of May 14, 1993, from Town & Country Corporation to State
          Street Bank and Trust Company, as Trustee.

    4.8   Amended and Restated Indenture governing the Old 13% Notes,              *9*(4.2)
          dated as of May 14, 1993, from Town & Country Corporation to
          State Street Bank and Trust Company, as Trustee.

    4.9   Indenture governing 11 1/2% Senior Secured Notes due                     *9*(4.5)
          September 15, 1997 dated as of May 14, 1993, from Town & Country
          Corporation to Shawmut Bank, N.A., as Trustee, including form of New
          Senior Secured Note due September 15, 1997.

    4.10  Indenture governing 13% Senior Subordinated Notes due                    *9*(4.6)
          May 31,1997, dated as of May 14, 1993, from Town & Country Corporation to Bankers Trust Company, as Trustee, including form of 13% Senior
          Subordinated Note due May 31, 1998.

    4.11  Certificate of Vote of Directors Establishing the Exchangeable           *9*(4.7)
          Preferred Stock, par value $1.00 per share, dated as of May
          14, 1993.

    5.    Opinion of Goodwin, Procter & Hoar.                                    Previously
                                                                                      Filed

    10.1  1989 Employee Stock Purchase Plan of Town & Country Corporation         #1#(10.21)

    10.2  Non-Qualified Stock Option dated July 19, 1989, from Town & Country     #3#(10.31)
          Corporation to Jerome Peterson.

    10.3  1985 Amended and Restated Stock Option Plan of Town & Country            *2*(10.1)
          Corporation.

    10.4  Lease Agreement between Town & Country Corporation and Carey             *1*(10.2)
          Realty Trust dated September 1, 1984.

    10.5  Amendment dated July 1, 1989, to the Lease Agreement between             *5*(10.8)
          Town & Country Corporation and Carey Realty Trust.

    10.6  Amendment dated July 27, 1989, to the Lease Agreement between            *3*(10.3)
          Town & Country Corporation and Carey Realty Trust.

    10.7  Lease dated September 1, 1985, between the New York City Industrial     #3#(10.30)
          Development Agency and Feature Enterprises, Inc.

    10.8  Registration Rights Agreement dated as of July 17, 1991, between        *8*(10.13)
          Little Switzerland, Inc. and Switzerland Holding, Inc.

    10.9  Executive Employment Agreement between Town & Country                   #4#(10.20)
          Corporation and C. William Carey effective as of February 28, 1994.

    10.10 Executive Employment Agreement between Town & Country                   #4#(10.21)
          Corporation and Francis X. Correra effective as of February 28, 1994.

    10.11 Key Man Life Insurance Policy for C. William Carey.                     #5#(10.22)

    10.12 Form of 1993 Management Option.                                         #6#(10.23)

    10.13 Trust Agreement dated as of May 14, 1993, by and between                *9*(10.22)
          Town & Country Corporation and BayBank.

    10.14 First Amendment to Lease Agreement dated as of May 1, 1993,              *9*(10.8)
          between the New York City Industrial Development Agency and Town &
          Country Fine Jewelry Group, Inc.

    10.15 Amended and Restated Consignment Agreement dated as of                   *9*(10.9)
          May 14, 1993, by and among Town & Country Corporation, L.G. Balfour
          Company, Inc., Gold Lance, Inc., and Town & Country Fine Jewelry
          Group, Inc. and Fleet Precious Metals, Inc.

    10.16 Amended and Restated Consignment Agreement dated as of                  *9*(10.10)
          May 14, 1993, by and among Town & Country Corporation, L.G. Balfour
          Company, Inc., Gold Lance, Inc., and Town & Country Fine Jewelry
          Group, Inc. and Rhode Island Hospital Trust National Bank.

    10.17 Amended and Restated Consignment Agreement dated as of                  *9*(10.11)
          May 14, 1993, by and among Town & Country Corporation, L.G. Balfour
          Company, Inc., Gold Lance, Inc., and Town & Country Fine Jewelry
          Group, Inc. and ABN Amro Bank, N.V.

    10.18 Amended and Restated Consignment Agreement dated as of                  *9*(10.12)
          May 14, 1993, by and among Town & Country Corporation, L.G. Balfour
          Company, Inc., Gold Lance, Inc. and Town & Country Fine Jewelry
          Group, Inc. and Republic National Bank of New York.

    10.19 Letter Agreement dated as of May 6, 1993, between Little Switzerland,   *9*(10.14)
          Inc. and Town & Country Corporation relating to the Switzerland
          Holding, Inc. Registration Rights Agreement.

    10.20 Loan Agreement dated as of May 14, 1993, by and among Town &            *9*(10.15)
          Country Corporation, L.G. Balfour Company, Inc., Gold Lance, Inc.,
          and Town & Country Fine Jewelry Group, Inc. and Foothill Capital
          Corporation.

    10.21 Form of Letter dated as of November 4, 1994, to Certain Holders of     Previously
          Town & Country Exchangeable Preferred Stock from Town & Country             Filed
          relating to the offer by Town & Country to issue shares of Convertible
          Preferred Stock.

    10.22 Form of Registration Rights Agreement dated as of November 23, 1994    Previously
          between Town & Country Corporation and the holders of Town & Country        Filed
          Convertible Preferred Stock signatory thereto.

    10.23 Form of Letter Agreement dated as of November 15, 1994 by and among    Previously
          Town & Country Corporation, L.G. Balfour Company, Inc., Gold Lance,         Filed
          Inc. and Town & Country Fine Jewelry Group, Inc. and Fleet Precious
          Metals, Inc., Rhode Island Hospital Trust National Bank, ABN-AMRO
          Bank, N.V. and Republic National Bank of New York.

    10.24 Registration Effectiveness Agreement dated as of May 14, 1993,          *9*(10.23)
          between Town & Country Corporation and Certain Funds
          managed by Fidelity Management & Research Company.

    10.25 Collateral Agency and Intercreditor Agreement dated as of               *9*(10.16)
          May 14, 1993, between Town & Country Corporation, Town &
          Country Fine  Jewelry Group, Inc., Gold Lance, Inc., L.G. Balfour
          Company, Inc., Foothill Capital Corporation, Fleet Precious Metals,
          Inc., Rhode Island Hospital Trust National Bank, Republic National
          Bank, ABN AMRO Bank, N.V., Bankers Trust Company, Shawmut
          Bank, N.A., and Chemical Bank.

    11    Earnings Per Share Computations.                                       Previously
                                                                                      Filed

    12.1  Historical and Pro Forma Ratios of Earnings to Fixed Charges.               Filed
                                                                                   Herewith

    12.2  Pro Forma Ratio of Earnings to Fixed Charges and Exchangeable               Filed
          Preferred Stock Dividends and Accretion.                                 Herewith

    13.   Quarterly Report on Form 10-Q for the fiscal quarter ended             Previously
           November 27, 1994.                                                         Filed

    13.1  Quarterly Report on Form 10-Q for the fiscal quarter ended                  Filed
           May 29, 1994.                                                            Herewith

    13.2  Quarterly Report on Form 10-Q for the fiscal quarter ended                  Filed
           August 28, 1994.                                                        Herewith

    23.1  Consent of Goodwin, Procter & Hoar. (included as part of               Previously
           Exhibit 5 hereto)                                                          Filed


    23.2  Consent of Arthur Andersen LLP relating to Town & Country                   Filed
          Corporation.                                                             Herewith

    23.3  Consent of Goodwin, Procter & Hoar regarding certain tax matters.      Previously
                                                                                      Filed

    25.1  Power of Attorney for Town & Country Corporation (included in          Previously
          Part II of this Registration Statement).                                    Filed

     99   Specimen Stock Certificate for Convertible Preferred Stock.            Previously
                                                                                      Filed

- ---------------

*1* Incorporated by reference to the designated exhibit of the Registration
    Statement on Form S-1 No. 2-97557 filed June 21, 1985.

*2* Incorporated by reference to the designated exhibit in the Annual Report on Form 10-K, Commission File number 0-14394 filed May 26, 1987.

*3* Incorporated by reference to the designated exhibit in the Annual Report on Form 10-K, Commission File number 0-14394 filed May 18, 1988.

*4* Incorporated by reference to the designated exhibit in the Annual Report on Form 10-K, Commission File number 0-14394 filed May 26, 1989.

*5* Incorporated by reference to the designated exhibit in the Annual Report on Form 10-K, Commission File number 0-14394 filed May 25, 1990.

*6* Incorporated by reference to the designated exhibit in the Annual Report on Form 10-K, Commission File number 0-14394 filed June 13, 1991.

*7* Incorporated by reference to the designated exhibit in the Current Report on Form 8-K, Commission File number 0-14394 filed November 21, 1991.

*8* Incorporated by reference to the designated exhibit of the Annual Report on Form 10-K, Commission File number 0-14394 filed July 6, 1992.

*9* Incorporated by reference to the designated exhibit of the Annual Report on Form 10-K, Commission File number 0-14394 filed May 28, 1993.

#1# Incorporated by reference to the designated exhibit of the Registration
    Statement on Form S-2 No. 33-25092 filed October 20, 1988.

#2# Incorporated by reference to the designated exhibit of Amendment No. 1 to the Registration Statement on Form S-2 No. 33-25092 filed November 8, 1988.

#3# Incorporated by reference to the designated exhibit of Amendment No. 2 to the Registration Statement on Form S-2 No. 33-25437 filed December 12, 1988.

#4# Incorporated by reference to the designated exhibit of Post-Effective
    Amendment No. 2 to the Registration Statement on Form S-2 No. 33-49028 filed July 26, 1994.

#5# Incorporated by reference to the designated exhibit of Amendment No. 2 to the Registration Statement on Form S-4 No. 33-49028 filed
    September 15, 1992.

#6# Incorporated by reference to the designated exhibit of Amendment No. 6 to the Registration Statement on Form S-4 No. 33-49028 filed March 12, 1993.

Item 17.  Undertakings

    The undersigned Registrant hereby undertakes as follows:

    (a)   (1)   The undersigned registrant hereby undertakes:

            (i) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

                (A) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                (B) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                (C) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

            (ii) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (iii) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            (iv) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of Regulation S-X at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph
          (a)(1)(iv) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                SIGNATURES

    Pursuant to the requirements of the Securities Act, the Registrant has duly caused this amendment to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chelsea, State of Massachusetts, on March 10, 1995.

                                    TOWN & COUNTRY CORPORATION




                                   By:/s/ Francis X. Correra
                                      _____________________________________
                                      Francis X. Correra
                                      Senior Vice President and Chief Financial
                                      Officer




    Pursuant to the requirements of the Securities of 1933, this amendment to this Registration Statement has been duly signed by the following persons in the capacities and on the date set forth above.

      Signature
                              Title

          *
  --------------------        President, Treasurer, and   March 10, 1995
  C. William Carey            Director (Principal Executive
                              Officer)

 /s/ Francis X. Correra
 ---------------------        Senior Vice President and   March 10, 1995
 Francis X. Correra           Chief Financial Officer
                              (Principal Financial and
                              Accounting Officer)

          *
 --------------------         Director                    March 10, 1995
  Richard E. Floor

          *
 --------------------         Director                    March 10, 1995
    Charles Hill

          *
 --------------------         Director                    March 10, 1995
  William Schawbel

*By:/s/ Francis X. Correra
    ----------------------
     Francis X. Correra
      Attorney-in-Fact